

NUVEI CORPORATION

# Annual
# Report

FISCAL YEAR ENDED
DECEMBER 31

# 2023





Payments designed to *accelerate* your business



**LETTER FROM**

## PHILIP FAYER

**Founder, Chair and CEO**

*Dear Shareholders,*

In 2023, Nuvei commemorated its 20[th] year and achieved new milestones, processing more than $200 billion in Total volume[1] and generating greater than $1 billion in revenue for the first time. Results are being driven by our team's execution of our strategic initiatives, which have always centered on partnering with our customers, driving innovation, delivering profitability, and developing our people. Staying true to these principles is fundamental to our competitive differentiation and sustained success.

Today, Nuvei continues to support a diversified portfolio of high-growth global commerce use cases including online retail, marketplaces, digital goods and services, regulated online gaming, social gaming, travel and mobility, financial services, as well as B2B, government and independent software vendor (ISV) partners, as they grow their business and expand into new end markets.

Our financial performance in 2023 is a good representation of that objective. Total volume[1] increased 59% to $203 billion, revenue increased 41% to $1.2 billion, and Adjusted EBITDA[1] increased 24% to $437 million. Net loss was $0.7 million and includes an increase in net finance cost of $103 million mainly related to amounts drawn under the company's credit facilities to fund the acquisition of Paya.

These strong results are being driven by our team's focus in growing our business with several new and expanded customer relationships in key end markets, extending our footprint across more geographies, and continuously launching new products and capabilities to further differentiate our technology platform.

---

[1] Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. Adjusted EBITDA is a non-IFRS measure. This measure is not a recognized measure under IFRS and does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company refers the reader to the "Non-IFRS and Other Financial Measures" section of the MD&A of this Annual Report for definitions and reconciliations of these measures to the most directly comparable IFRS measure (as applicable).

During Fiscal 2023, we launched 109 new product releases, and we increased our portfolio of alternative payment methods (APMs) to 680, expanding access and allowing our customers to accept more forms of regionally familiar and preferred digital payment methods.

On capital allocation, we prioritized debt repayment and deleveraged throughout the year. We also introduced a quarterly cash dividend earlier in 2023.

Our strong balance sheet, substantial free cash flow generation, low capital expenditure requirements, and a commitment to returning excess cash to shareholders are all hallmarks of our robust financial profile. Cumulatively since 2022, we have returned $251 million to shareholders in the form of share repurchases and dividends.

Our Environmental, Social and Governance (ESG) journey continued to evolve this year with the publication of our second annual ESG report, which sets out our ongoing drive to build sustainable business practices to protect the environment, support the communities in which we operate, and create value for our employees, investors, and customers.

Our latest report further documents our ESG strategy and roadmap with the inclusion of an inaugural materiality assessment and team member engagement survey, initial greenhouse gas emissions inventory reporting, and achievement of our commitment to attain 30% female board representation before December 31, 2023.

As we think about the year ahead, it's a continuation of staying focused on our strategic initiatives and pursuing the many opportunities we have to further grow and diversify the platform. On April 1, 2024, we announced that we entered into a definitive arrangement agreement to be taken private by Advent International, one of the world's largest and most experienced global private equity investors, via an all-cash transaction which values Nuvei at an enterprise value of approximately $6.3 billion. Assuming the timely receipt of all required approvals and satisfaction of other customary closing conditions, the transaction is expected to close in late 2024 or the first quarter of 2025[2].

---

[2] There can be no guarantee that the transaction described herein will be completed in the expected time frame, or at all. Failure to obtain the necessary shareholder, regulatory and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the transaction or to complete the transaction, may result in the transaction not being completed on the proposed terms, or at all. See "Forward-Looking Information" in the press release of the Company dated April 1, 2024.

I want to thank our more than 2,400 colleagues around the world for their tireless efforts, customer-centric focus and unwavering dedication to our success. I am so incredibly proud of everything we've accomplished together to date, and I'm even more excited about the future. We'll continue to execute, innovate, and grow with the same passion and focus that is uniquely Nuvei, with the best truly yet to come.



Philip Fayer
**Founder, Chair and CEO**

# *Driving innovation*
## across our *technology*, and *developing our people*

nuvei



**Innovative**
*payment technology*
with extensive
*global coverage*

   

   

   

   

   

   

# *Partnering* and growing with *our customers*

Selected list of customers



Connect with consumers *locally* and *globally* with **one integration**

# Driving Payments Innovation
## *Evolving with Our Customers' Needs*

Single Integration • One Relationship • Global Connectivity
Simplified Net Settlement • Reconciliation



Global eCommerce Customers

Vertical Software Providers

B2B Customers

**NATIVE COMMERCE PLATFORM**

Shopping Cart

Customer Authentication

Reporting

Global Gateway

On/Off Ramp

Omnichannel Payments

50 Local Acquiring Markets

Open Banking Payments

680+ Alternative Payment Methods

Currency Management

Global & Instant Payouts

Data Analytics & Reconciliation

Risk Management

Payment Orchestration

Card Issuing

Banking as a Service

Chargeback Guarantee

Value Added Services

Banks

Payment Networks



nuvei

# BY THE NUMBERS

TOTAL VOLUME **$203 BILLION***
FOR THE YEAR ENDED DECEMBER 31, 2023

**109** PRODUCT RELEASES
IN 2023

**680** ALTERNATIVE PAYMENT METHODS

**150** CURRENCIES

**200+** GLOBAL MARKETS

**50** LOCAL ACQUIRING MARKETS

**2,200+** TEAM MEMBERS

DOLLAR AMOUNTS LISTED ARE IN USD.

* Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. The Company refers the reader to the "Non-IFRS and Other Financial Measures" section of the MD&A of this Annual Report.



**+59%** Y/Y

127.7 203.0

**Total Volume***
($billions)

**2022** **2023**

**+41%** Y/Y

843.3 1,189.9

**Revenue**
($millions)

**2022** **2023**

**+24%** Y/Y

351.3 437.3

**Adjusted
EBITDA****
($millions)

**2022** **2023**

**+26%** Y/Y

303.0 382.3

**Adjusted EBITDA
Less Capital
Expenditures****
($millions)

**2022** **2023**

62.0 (0.7)

**Net Income
(Loss)**
($millions)

**2022** **2023**

DOLLAR AMOUNTS LISTED ARE IN USD.

* Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. The Company refers the reader to the "Non-IFRS and Other Financial Measures" section of the MD&A of this Annual Report.

** Adjusted EBITDA and Adjusted EBITDA less Capital Expenditures are non-IFRS measures. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See "Non-IFRS and Other Financial Measures" in the MD&A. The Company refers the reader to the "Non-IFRS and Other Financial Measures" section of the MD&A of this Annual Report.



The end-to-end *technology platform* tailored to *optimize conversions* and growth

**1**

## *Connect Once*
**Customers should be able to access all Nuvei products and services via one common integration.**

**2**

## *Choose Any Modular Component*
**Our flexible and modular approach allows our customers to leverage components of our platform in a modularized manner, ensuring that we meet their specific needs.**

**3**

## *Own the Transaction*
**We strive to eliminate friction and false declines, thereby maximizing approval rates.**

**4**

## *Add Value at Various Touchpoints*
**We build value added services and scalable features to help our customers grow their business, and expand our wallet share within those environments.**

**5**

## *Custom Reporting Tailored to Business Needs*
**We deliver enriching data and analysis to drive our customers' growth, and expand our reporting capabilities to ensure access to relevant data, anytime and anywhere.**


Unlock ***revenue opportunities*** with flexible and scalable payments to
***accelerate your business***

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022**

*As used in this management's discussion and analysis of financial condition and results of operations ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Nuvei", "we", "us" or "our" refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.*

*This MD&A dated March 5, 2024, should be read in conjunction with the Company's consolidated financial statements, along with the related notes thereto for the years ended December 31, 2023 and 2022 (the "Consolidated Financial Statements"). The financial information presented in this MD&A is derived from the Consolidated Financial Statements which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in US dollars except where otherwise indicated. Additionally, tables included in this MD&A are presented in thousands of US dollars, unless otherwise indicated. This MD&A is presented as of the date of the Consolidated Financial Statements and is current to that date unless otherwise stated.*

*We have prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.*

## FORWARD-LOOKING INFORMATION

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes, cost savings, synergies and benefits, including with respect to the acquisition of Paya, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, and expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions and expectations regarding our margins and future profitability is forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates and general economic conditions and the competitive environment within our industry, including the following assumptions: (a) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from macroeconomic or geopolitical headwinds on its or its customers' business, financial condition, financial performance, liquidity or any significant reduction in demand for its products and services, (b) the economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels, (c) assumptions as to foreign exchange rates and interest rates, including inflation, (d) the Company's continued ability to manage its growth effectively, (e) the Company's ability to continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (f) the Company's ability to successfully identify, complete, integrate and realize the expected benefits of past and recent acquisitions and manage the associated risks, as well as future acquisitions, (g) the absence of adverse changes in legislative or regulatory matters, (h) the Company's continued ability to upskill and modify its compliance capabilities as regulations change or as the Company enters new markets or offers new products or services, (i) the Company's continued ability to access liquidity and capital resources, including its ability to secure debt or equity financing on satisfactory terms, and (j) the absence of adverse changes in current tax laws. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under "Risk Factors" of the Company's annual information form ("AIF") such as: risks relating to our business, industry and overall economic uncertainty; the rapid developments and change in our industry; substantial competition both within our industry and from other payments providers; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; changes in foreign currency exchange rates, interest rates, consumer spending and other macroeconomic factors affecting our customers and our results of operations; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing customers, increasing sales to existing customers and attracting new customers; reliance on third-party partners to distribute some of our products and services; risks associated with future acquisitions, partnerships or joint-ventures; challenges related to economic and political conditions, business cycles and credit risks of our customers, such as wars like the Russia-Ukraine and Middle East conflicts and related economic sanctions; the occurrence of a natural disaster, a widespread health epidemic or pandemic or other similar events; history of net losses and additional significant investments in our business; our level of indebtedness; challenges to secure financing on favorable terms or at all; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; inflation; challenges related to a significant number of our customers being small and medium businesses ("SMBs"); a certain degree of concentration in our customer base and customer sectors; compliance with the requirements of payment networks; reliance on, and compliance with, the requirements of acquiring banks and payment networks; challenges related to the reimbursement of chargebacks from our customers; financial liability related to the inability of our customers (merchants) to fulfill their requirements; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; decline in the use of electronic payment methods; loss of key personnel or difficulties hiring qualified personnel; deterioration in relationships with our employees; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; misappropriation of end-user transaction funds by our employees; frauds by customers, their customers or others; coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; deterioration in the quality of the products and services offered; managing our growth effectively; challenges from seasonal fluctuations on our operating results; changes in accounting standards; estimates and assumptions in the application of accounting policies; risks associated with less than full control rights of some of our subsidiaries and investments; challenges related to our holding company structure; impacts of climate change; development of AI and its integration in our operations, as well as risks relating to intellectual property and technology, risks related to data security incidents, including cyber-attacks, computer viruses, or otherwise which may result in a disruption of services or liability exposure; challenges regarding regulatory compliance in the jurisdictions in which we operate, due to complex, conflicting and evolving local laws and regulations and legal proceedings and risks relating to our Subordinate Voting Shares.

Our dividend policy is at the discretion of the Board. Any future determination to declare cash dividends on our securities will be made at the discretion of our Board, subject to applicable Canadian laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions (including covenants contained in our credit facilities), general business conditions and other factors that our Board may deem relevant. Further, our ability to pay dividends, as well as make share repurchases, will be subject to applicable laws and contractual restrictions contained in the instruments governing our indebtedness, including our credit facility. Any of the foregoing may have the result of restricting future dividends or share repurchases.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

**Overview**

We are a Canadian fintech company accelerating the business of our customers around the world. Our modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit form card issuing, banking, and risk and fraud management services. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth eCommerce, integrated payments and business to business ("B2B"). Our platform enables customers to pay and/or accept payments worldwide regardless of their customers' location, device or preferred payment method. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences and a broad suite of data-driven business intelligence tools and risk management services. Connecting businesses to their customers in more than 200 markets worldwide, with local acquiring in 50 of those markets, 150 currencies and 680 alternative payment methods ("APMs"), we provide the technology and insights for customers and partners to succeed locally and globally with one integration – propelling them further, faster.

While global commerce continues to pivot digitally, eCommerce channels are converging and creating new and fast-growing opportunities for businesses of all sizes. Rapidly scaling across these commerce channels, however, can be complex and costly for businesses that rely on multiple providers in each local market. For example, customers may use disparate and varied systems for gateway services, payment processing, online fraud prevention, business intelligence and more, creating operational distractions and workflow challenges, which result in additional costs and financial inefficiencies. In parallel, consumers expect a consistent and frictionless transaction experience across all channels, whether from a mobile device or computer. As a result, we believe businesses increasingly seek payment providers such as Nuvei who have a unified approach and can offer end-to-end solutions to help them navigate this complex environment.

We distribute our products and technology through three sales channels: (i) Global Commerce, (ii) B2B, Government and Independent software vendors ("ISV"), and (iii) SMBs. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local sales teams and partners who act as trusted technology providers to our customers, we believe we are able to serve more customers globally and grow with them as they grow their businesses and expand into new markets. We focus on the needs of our customers and how we can help them grow their sales, and in turn our volume, with them. Due to the scalable nature of our business model and the inherent operating leverage, increases in volume drive profitable revenue growth.

Our revenue is primarily based on sales volume generated from our customers' daily sales and through various transaction and subscription-based fees for our modular technology. Examples of our modular technology include gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, open banking, data reporting, reconciliation tools, in addition to a long list of other value-added capabilities. Our revenue is largely recurring due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our customers' ERP systems. We believe the depth and breadth of our payment capabilities help our customers establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our customers, which in turn drive strong retention and significant cross-selling opportunities.

### Financial Highlights for the Three Months Ended December 31, 2023 Compared to 2022:

- Total volume[a] increased by 53% to $61.8 billion from $40.3 billion;
    - Organic total volume growth at constant currency[a] was 19% with Organic total volume at constant currency[a] increasing to $47.9 billion from $40.3 billion;
- Revenue increased 46% to $321.5 million from $220.3 million;
    - Revenue growth at constant currency[b] was 44% with Revenue at constant currency[b] increasing to $316.6 million from $220.3 million;
    - Organic revenue growth at constant currency[b] was 7% with Organic revenue at constant currency[b] increasing to $235.3 million from $220.3 million;
- Net income increased by 51% to $14.1 million from net income of $9.4 million;
- Adjusted EBITDA[b] increased by 40% to $120.1 million from $85.7 million;
- Adjusted net income[b] increased by 1% to $68.6 million from $68.0 million;
- Net income per diluted share increased by 39% to $0.08 from $0.06;
- Adjusted net income per diluted share[b] was unchanged at $0.47; and,
- Adjusted EBITDA less capital expenditures[b] increased by 48% to $105.2 million from $71.2 million.

### Financial Highlights for the Year Ended December 31, 2023 Compared to 2022:

- Total volume[a] increased by 59% to $203.0 billion from $127.7 billion;
    - Organic total volume growth at constant currency[a] was 23% with Organic total volume at constant currency[a] increasing to $156.5 billion from $127.7 billion;
- Revenue increased 41% to $1,189.9 million from $843.3 million;
    - Revenue growth at constant currency[b] was 41% with Revenue at constant currency[b] increasing to $1,186.5 million from $843.3 million;
    - Organic revenue growth at constant currency[b] was 9% with Organic revenue at constant currency[b] increasing to $922.0 million from $843.3 million;
- Net loss was $0.7 million compared to net income of $62.0 million;

- Results include an increase in net finance cost of $102.9 million mainly related to amounts drawn under the Company's credit facilities;

- Adjusted EBITDA[b] increased by 24% to $437.3 million from $351.3 million;

- Adjusted net income[b] decreased by 10% to $247.9 million from $274.2 million;

- Net loss per share was $0.06 compared to net income per diluted share of $0.39;

- Adjusted net income per diluted share[b] decreased by 9% to $1.69 from $1.86;

- Adjusted EBITDA less capital expenditures[b] increased by 26% to $382.3 million from $303.0 million;

- Share repurchases totaled 1,350,000 shares for total cash consideration of $56 million;

- Cash dividends declared and paid totaled $27.9 million; and,

- The Company repaid $127.8 million in long term debt.

(a) Total volume and Organic total volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See "Non-IFRS and Other Financial Measures".

(b) Revenue at constant currency, Revenue growth at constant currency, Organic revenue growth at constant currency, Adjusted EBITDA, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS financial measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See "Non-IFRS and Other Financial Measures".

## Acquisitions

### Paya acquisition

On February 22, 2023, we acquired all issued and outstanding common shares of Paya Holdings Inc. ("Paya"), for a total cash consideration of approximately $1.4 billion, comprised of cash on hand, cash from our Reducing revolving credit facility (as defined below) and $9.7 million of the portion of replacement share-based awards that was considered part of the consideration transferred. The cash consideration included the settlement by Nuvei of seller-related payments of $51.9 million paid by Paya immediately prior to closing and thereby increased the calculated purchase price. Paya was a leading provider of integrated payment and commerce solutions in the United States. This acquisition is expected to accelerate our integrated payment strategy, diversify our business into key high-growth non-cyclical verticals with large addressable end markets and enhance the execution of our growth plan.

### Subsequent event - Till Payments acquisition

On January 5, 2024, we acquired 100% of the shares of Till Payments, an ISV focused payment technology company headquartered in Sydney, Australia, for a total consideration of $36.9 million, comprised of $30.0 million in cash and $6.9 million of a loan receivable that was considered part of the consideration transferred.

## Credit facilities

On February 22, 2023 and in connection with the Paya acquisition, we entered into a new secured first lien reducing revolving credit facility ("Reducing revolving credit facility") of $800 million. On December 19, 2023, we amended the terms of our credit facility to extinguish the Reducing revolver credit facility and increase the total financing capacity available under our credit facility from $500.5 million to $1,275 million in the form of term loans and from $385 million to $800 million in the form of a revolving credit facility.

The outstanding principal of the term loans is payable quarterly at an annual rate of 1.00% and the remaining balance is payable at maturity, which was extended by five years to December 19, 2030. The maturity of the revolving credit facility was extended by four years to December 19, 2028. Refer to Liquidity and Capital Resources for more information.

### Normal Course Issuer Bid

On March 20, 2023, the Board approved a normal-course issuer bid ("NCIB") to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company's "public float" (as defined in the TSX Companyh Manual) of Subordinate Voting Shares as at March 8, 2023. The Company is authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with the requirements of the Toronto Stock Exchange ("TSX"), the Nasdaq Global Select Market ("Nasdaq") and applicable securities laws. In March 2023, the Company also entered into an automatic share purchase plan ("ASPP") with a third-party broker for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker is authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price, defined time period and other limitations imposed by the Company and subject to rules and policies of the TSX and the Nasdaq and applicable securities laws, such as a daily purchase restriction. During the year ended December 31, 2023, the Company repurchased and cancelled 1,350,000 Subordinate Voting Shares for a total consideration, including transaction costs, of $56.0 million.

### Quarterly dividend

During the year ended December 31, 2023 the Board of Directors declared total cash dividends of $0.20 per subordinate voting share and multiple voting share. On March 5, 2024, the Board of Directors approved and declared a cash dividend of $0.10 per subordinate voting share and multiple voting share payable on April 4, 2024 to shareholders of record on March 19, 2024.

## Non-IFRS and Other Financial Measures

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The information presented in this MD&A includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Revenue at constant currency, Revenue growth at constant currency, Organic revenue at constant currency, Organic revenue growth at constant currency, Adjusted EBITDA, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures, Total volume and Organic total volume at constant currency. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company's financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei's business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company's underlying operating performance.

### Non-IFRS Financial Measures

**Revenue at constant currency:** Revenue at constant currency means revenue, as reported in accordance with IFRS, adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.

**Organic revenue at constant currency:** Organic revenue at constant currency means revenue, as reported in accordance with IFRS, adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.

**Adjusted EBITDA**: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.

**Adjusted EBITDA less capital expenditures:** We use Adjusted EBITDA less capital expenditures (which we define as acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance.

**Adjusted net income:** We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred financing fees and legal settlement and other.

Non-IFRS Financial Ratios

**Revenue growth at constant currency:** Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.

**Organic revenue growth at constant currency:** Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates.

**Adjusted net income per basic share and per diluted share:** We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Supplementary Financial Measures

We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.

**Total volume**: We believe Total volume is an indicator of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company's performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. Total volume does not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants' daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.

**Organic total volume at constant currency:** Organic total volume at constant currency is used as an indicator of performance of our business on a more comparable basis. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable Total volume growth. This measure also helps provide better comparability of business trends year-over-year, without the impact of fluctuations in foreign currency exchange rates. Organic total volume at constant currency means Total volume excluding Total volume attributable to acquired businesses for a period of 12 months following their acquisition and excluding Total volume attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.

## Reconciliation of Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures to Net Income (Loss)

The following table reconciles Adjusted EBITDA and Adjusted EBITDA less capital expenditures to net income (loss) for the periods indicated:

| | Three months ended December 31 | | Years ended December 31 | |
|---|---|---|---|---|
| | **2023** | **2022** | **2023** | **2022** |
| (In thousands of US dollars) | **$** | **$** | **$** | **$** |
| **Net income (loss)** | **14,096** | **9,352** | **(696)** | **61,955** |
| Finance cost | 43,495 | 9,214 | 121,334 | 22,841 |
| Finance income | (234) | (7,267) | (9,283) | (13,694) |
| Depreciation and amortization | 36,298 | 21,734 | 136,423 | 101,492 |
| Income tax expense (recovery) | (388) | 5,746 | 15,643 | 25,582 |
| Acquisition, integration and severance costs[a] | 4,330 | 6,923 | 41,330 | 28,413 |
| Share-based payments and related payroll taxes[b] | 29,145 | 35,546 | 135,568 | 139,309 |
| Loss (gain) on foreign currency exchange | (10,621) | 4,663 | (10,101) | (15,752) |
| Legal settlement and other[c] | 3,931 | (226) | 7,123 | 1,171 |
| **Adjusted EBITDA** | **120,052** | **85,685** | **437,341** | **351,317** |
| Acquisition of property and equipment, and intangible assets | (14,830) | (14,511) | (55,080) | (48,322) |
| **Adjusted EBITDA less capital expenditures** | **105,222** | **71,174** | **382,261** | **302,995** |

(a) These expenses relate to:

  (i) professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months and year ended December 31, 2023, these expenses were $1.5 million and $24.4 million ($6.9 million and $13.1 million for the three months and year ended December 31, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.

  (ii) acquisition-related compensation was $0.6 million and $4.1 million for the three months and year ended December 31, 2023 and nil and $14.3 million for the three months and year ended December 31, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.

  (iii) change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and year ended December 31, 2023, nil and a gain of $1.0 million were recognized for the three months and year ended December 31, 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.

  (iv) severance and integration expenses, which were $2.2 million and $12.8 million for the three months and year ended December 31, 2023 ( nil and $2.0 million for the three months and year ended December 31, 2022). These expenses are presented in selling, general and administrative expenses and cost of revenue.

(b) These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2023, the expenses consisted of non-cash share-based payments of $29.1 million and $134.6 million ($35.4 million and $139.1 million for three months and year ended December 31, 2022), nil and $1.0 million for related payroll taxes ($0.1 million and $0.2 million for the three months and year ended December 31, 2022).

(c) This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

### Reconciliation of Revenue at Constant Currency and Revenue Growth at Constant Currency to Revenue

The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the periods indicated:

| (In thousands of US dollars except for percentages) | Three months ended December 31, 2023 | | | Three months ended December 31, 2022 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Revenue as reported $ | Foreign currency exchange impact on revenue $ | Revenue at constant currency $ | Revenue as reported $ | Revenue growth | Revenue growth at constant currency |
| Revenue | 321,517 | (4,930) | 316,587 | 220,339 | 46 % | 44 % |

| (In thousands of US dollars except for percentages) | Years ended December 31, 2023 | | | Years ended December 31, 2022 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Revenue as reported $ | Foreign currency exchange impact on revenue $ | Revenue at constant currency $ | Revenue as reported $ | Revenue growth | Revenue growth at constant currency |
| Revenue | 1,189,893 | (3,398) | 1,186,495 | 843,323 | 41 % | 41 % |

### Reconciliation of Organic Revenue at Constant Currency and Organic Revenue Growth at Constant Currency to Revenue

The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the periods indicated:

| (In thousands of US dollars except for percentages) | Three months ended December 31, 2023 | | | | | Three months ended December 31, 2022 | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Revenue as reported $ | Revenue from acquisitions (a) $ | Revenue from divestitures $ | Foreign currency exchange impact on organic revenue $ | Organic revenue at constant currency $ | Revenue as reported $ | Revenue from divestitures $ | Comparable organic revenue $ | Revenue growth | Organic revenue growth at constant currency |
| Revenue | 321,517 | (81,298) | — | (4,930) | 235,289 | 220,339 | — | 220,339 | 46 % | 7 % |

| (In thousands of US dollars except for percentages) | Years ended December 31, 2023 | | | | | Years ended December 31, 2022 | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Revenue as reported $ | Revenue from acquisitions (a) $ | Revenue from divestitures $ | Foreign currency exchange impact on organic revenue $ | Organic revenue at constant currency $ | Revenue as reported $ | Revenue from divestitures $ | Comparable organic revenue $ | Revenue growth | Organic revenue growth at constant currency |
| Revenue | 1,189,893 | (264,513) | — | (3,398) | 921,982 | 843,323 | — | 843,323 | 41 % | 9 % |

(a) Revenue from acquisitions primarily reflects revenue from Paya which was acquired on February 22, 2023.

## Reconciliation of Adjusted Net Income and Adjusted Net Income per Basic Share and per Diluted Share to Net Income (Loss)

The following table reconciles net income (loss) to Adjusted net income for the periods indicated:

| (In thousands of US dollars except for share and per share amounts) | Three months ended December 31 | | Years ended December 31 | |
| --- | --- | --- | --- | --- |
| | 2023 $ | 2022 $ | 2023 $ | 2022 $ |
| **Net income (loss)** | **14,096** | **9,352** | **(696)** | **61,955** |
| Change in fair value of share repurchase liability | — | — | 571 | (5,710) |
| Accelerated amortization of deferred financing fees | 15,094 | — | 15,094 | — |
| Amortization of acquisition-related intangible assets[a] | 26,703 | 14,957 | 101,599 | 83,861 |
| Acquisition, integration and severance costs[b] | 4,330 | 6,923 | 41,330 | 28,413 |
| Share-based payments and related payroll taxes[c] | 29,145 | 35,546 | 135,568 | 139,309 |
| Loss (gain) on foreign currency exchange | (10,621) | 4,663 | (10,101) | (15,752) |
| Legal settlement and other[d] | 3,931 | (226) | 7,123 | 1,171 |
| Adjustments | 68,582 | 61,863 | 291,184 | 231,292 |
| Income tax expense related to adjustments[e] | (14,049) | (3,179) | (42,552) | (19,061) |
| **Adjusted net income** | **68,629** | **68,036** | **247,936** | **274,186** |
| Net income attributable to non-controlling interest | (2,262) | (1,312) | (7,139) | (5,223) |
| **Adjusted net income attributable to the common shareholders of the Company** | 66,367 | 66,724 | 240,797 | 268,963 |
| Weighted average number of common shares outstanding | | | | |
| Basic | 139,363,673 | 140,633,277 | 139,248,530 | 141,555,788 |
| Diluted | 141,961,168 | 142,681,178 | 142,538,349 | 144,603,485 |
| **Adjusted net income per share attributable to common shareholders of the Company[f]** | | | | |
| Basic | 0.48 | 0.47 | 1.73 | 1.90 |
| Diluted | 0.47 | 0.47 | 1.69 | 1.86 |

(a) This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.

(b) These expenses relate to:

(i) professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months and year ended December 31, 2023, these expenses were $1.5 million and $24.4 million ($6.9 million and $13.1 million for the three months and year ended December 31, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.

(ii) acquisition-related compensation was $0.6 million and $4.1 million for the three months and year ended December 31, 2023 and nil and $14.3 million for the three months and year ended December 31, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.

(iii) change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and year ended December 31, 2023, nil and a gain $1.0 million were recognized for the three months and year ended December 31, 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.

(iv) severance and integration expenses, which were $2.2 million and $12.8 million for the three months and year ended December 31, 2023 (nil and $2.0 million for the three months and year ended December 31, 2022). These expenses are presented in selling, general and administrative expenses and cost of revenue.

(c) These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2023, the expenses consisted of non-cash share-based payments of $29.1 million and $134.6 million ($35.4 million and $139.1 million for three months and year ended December 31, 2022), nil and $1.0 million for related payroll taxes ($0.1 million and $0.2 million for the three months and year ended December 31, 2022).

(d) This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

(e) This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.

(f) The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

## Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below as well as in the section entitled "Risks Relating to Our Business and Industry" of our AIF for the year ended December 31, 2023, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Growing with our Existing Customers. Our success is directly correlated with our customers' success. We focus on the high-growth markets within omnichannel payments and intend to grow alongside our existing customers as they grow their business and expand into new markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services, government, healthcare, non-profit and travel. Key characteristics of these verticals are inherent growth, longevity and propensity to operate globally.

In addition, our existing customers represent a significant opportunity for us to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our customers increase their business volume, we can offer more solutions from our proprietary integrated modular platform. Our future revenue growth and the achievement and maintenance of profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers' use of our comprehensive suite of solutions.

Acquiring New Customers. Our future revenue growth will also depend upon the effectiveness of our sales and marketing efforts. We have significant sales and marketing experience in capturing and serving SMBs and third-party partners in North America and large enterprises in Europe. We intend to leverage this experience and enable customer base expansion by targeting large enterprises in North America. Key to our success in achieving customer base expansion is continued investment in our direct sales team and further leveraging our broad and diversified network of partners.

Expanding in Regions Internationally. We plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific, Middle East and Africa and Latin America. Our expansion has also been driven by the needs of our customers. For each new country where we seek to expand, we focus on understanding the needs of the local market and invest to develop relationships, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. We believe this will help our growth strategy in achieving global presence and connectivity across all targeted markets.

Investing in our Technology and Product Portfolio. We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our proprietary integrated modular platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our customers and their customers. Further investment in our platform is necessary to expand and keep our portfolio of services to our customers technologically current. Close collaboration with our customers through an ongoing communication feedback loop is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.

Maintaining and Adding to our Acquiring Bank and Payment Network Relationships. We have built strong relationships with acquiring banks, APM providers and payment networks globally. The maintenance and/or expansion of these relationships and strong collaboration will be a key enabler in the pursuit of our growth strategies.

Adding new use cases and verticals to our technology. We are adding new use cases and verticals to our technology. For example, with the acquisition of Paya at the beginning of Fiscal 2023, we expanded our expertise to include under-penetrated verticals such as B2B, healthcare, government and non-profit. By adding these use cases to our existing offering, we are growing our total addressable market.

Adapting to Regulatory Changes. The nature of our product and services offerings necessitates that we adhere to strict regulatory regimes in the countries where we operate. Our operational teams are fully versed in the varying regulatory requirements applicable to our operations. As regulations change or as we enter new markets or launch new products and services with different regulatory requirements, we will continue to upskill and modify our compliance capabilities as appropriate, such as our customer underwriting, risk management, KYC and AML capabilities, in a manner to minimize disruption to our customers' businesses.

Selectively Pursuing and Successfully Executing Acquisitions. We have in the past augmented, and intend in the future to continue to augment, our capabilities and organic growth with strategic acquisitions. Critical to our success is continuing to be highly disciplined in integrating acquisitions into our Company in a manner that allows us to fulfill the potential that these acquisitions bring.

Digital assets and cryptocurrencies. We generate a small portion of our revenue from customers operating in the digital assets and cryptocurrencies industry. Cryptocurrencies have historically and currently exhibit significant price volatility that have and could continue to adversely affect the operations of our customers in that industry, and, in turn, our results of operations and profitability. As a result, the Company is exposed to volatility in the cryptocurrency industry generally, including in sectors of the cryptocurrency industry that do not directly apply to the Company's payment services business but that are integral to the cryptocurrency industry as a whole. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in many cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.

Foreign currency exchange rate fluctuations. Exchange rate fluctuations may negatively affect our results of operations. Our presentation currency is the US dollar. We derive the largest portions of our revenues and expenses in US dollars. Foreign currency exchange rate fluctuations have and may continue to negatively affect our revenue that is denominated in currency other than the US dollar. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the US dollar would reduce our revenue and any weakening of the US dollar would increase our revenue as measured in US dollars.

Middle East conflict. The current Middle East conflict may affect our business as we conduct some of our operations (which excludes production) and have employees, including some technology personnel, in the region. Since the beginning of the conflict on October 7, 2023, we have not seen any impact to our ongoing operations and we do not expect the situation to materially adversely affect our business. We will continue to monitor these developments while supporting the safety and well-being of our employees.

**Key Components of Results of Operations**

Revenue

Merchant Transaction and Processing Services. Revenues from our merchant transaction and processing services are derived primarily from eCommerce payment processing services, and stems from relationships with individual customers. Additionally, transaction and processing services revenues stem from contracts with financial service providers and other merchant acquirers. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for customers.

Our transaction and processing services revenue is primarily comprised of (a) fees calculated based on a percentage of the monetary value of transactions processed; (b) fees calculated based on the number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.

We present revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks when it is determined that we are acting as an agent and do not have the ability to direct the use of and obtain substantially all of the benefits of these services.

Other Revenue. We may sell hardware ("point-of-sale equipment") as part of our contracts with customers. Hardware consists of terminals or gateway devices. We do not manufacture hardware but purchase hardware from third party vendors and hold the hardware in inventory until purchased by a customer.

Interest revenue. We earn interest revenue on funds held on behalf of customers. While this is not revenue earned from contracts with customers, we present interest revenue on segregated funds in revenue since it is earned on customer funds that are held as part of our revenue generating activities.

For more information on our revenue recognition policies, refer to Note 3 of the Consolidated Financial Statements for the year ended December 31, 2023.

## Cost of Revenue

Processing Costs. Processing costs consist of fees paid to processing suppliers. When we are the primary obligor providing payment processing services, we record processing fees paid to processing suppliers as a cost of revenue. If we are not the primary obligor providing payment processing services, processing fees are netted from the revenue recorded for such transactions and we do not record separate processing fees as a cost of revenue. Processing costs also include losses resulting from our transaction guarantee solutions.

Costs of Goods Sold. Costs of goods sold consist primarily of costs associated with selling point-of-sale equipment, such as the cost of acquiring the equipment, including purchase price, expenses associated with a third-party fulfillment company, shipping, handling and inventory adjustments.

## Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily represent the amounts associated with commissions, employee compensation, share-based payments, and depreciation and amortization.

Commissions. Commissions are comprised of incentives paid to third party partners for referring customers.

Employee Compensation. Employee compensation consists of salaries, incentives and benefits (excluding share-based payments which are disclosed separately) earned by our employees. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, operations, as well as various business support functions.

Share-Based Payments. Share-based payments consist of our equity-settled share-based compensation earned by our employees, directors and consultants.

Depreciation. Depreciation consists of depreciation of property and equipment, primarily point-of-sale equipment, office and computer equipment, furniture and fixtures, leasehold improvements and right of use assets over buildings. We calculate depreciation using the straight-line method over the useful life of the relevant asset or over the remaining lease term, as applicable.

Amortization. Amortization consists primarily of amortization of intangible assets, which consist of internally generated and externally purchased software that is used in providing processing services to customers. It also includes trademarks, technologies, distributor commission buyouts and partner and merchant relationships that are acquired by the Company. Distributor commission buyouts represent amounts paid to independent sales organizations to buy out their rights to future residual commission payments. These intangible assets are amortized on a straight-line basis over the course of the relevant asset's useful life.

Selling, general and administrative expenses also consist of professional fees, transaction losses, contingent consideration adjustments and other expenses.

## Net Finance Costs

Net finance costs primarily represent amounts associated with:

Interest on Loans and Borrowings. Interest expense consists primarily of interest incurred on term loans outstanding.

Change in Fair Value of Share Repurchase Liability. When the Company enters into an automatic share purchase plan, it recognizes a share repurchase liability. The share repurchase liability is a financial liability accounted for at fair value through profit or loss, and as such, is remeasured at fair market value until it is settled or upon termination of the agreement, with fair value changes being recognized in finance costs.

Accelerated amortization of deferred financing fees. When the Company extinguishes or modifies a financial liability and the transaction is treated as a debt extinguishment, the Company recognizes unamortized deferred financing fees and other related gains or losses in finance costs.

Interest Income. Interest income consists of interest received on cash and cash equivalents belonging to the Company.

## Loss (Gain) on Foreign Currency Exchange

Loss (gain) on foreign currency exchange results from monetary items that are held by the Company or its subsidiaries in a currency different than its functional currency. These items are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when the items are re-measured at the end of the reporting period. The resulting gains and losses subsequently being recognized are recorded in loss (gain) on foreign currency exchange.

## Income Tax Expense

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

## Results of Operations

The following table outlines our consolidated profit or loss and comprehensive income or loss information for the three months and years ended December 31, 2023 and 2022:

| (In thousands of US dollars except for share and per share amounts) | Three months ended December 31 | | Years ended December 31 | |
| --- | --- | --- | --- | --- |
| | 2023 $ | 2022 $ | 2023 $ | 2022 $ |
| Revenue | 321,517 | 220,339 | 1,189,893 | 843,323 |
| Cost of revenue | 58,734 | 50,166 | 222,906 | 171,425 |
| **Gross profit** | 262,783 | 170,173 | 966,987 | 671,898 |
| Selling, general and administrative expenses | 216,435 | 148,465 | 850,090 | 590,966 |
| **Operating profit** | 46,348 | 21,708 | 116,897 | 80,932 |
| Finance income | (234) | (7,267) | (9,283) | (13,694) |
| Finance cost | 43,495 | 9,214 | 121,334 | 22,841 |
| Net finance cost | 43,261 | 1,947 | 112,051 | 9,147 |
| Loss (gain) on foreign currency exchange | (10,621) | 4,663 | (10,101) | (15,752) |
| **Income before income tax** | 13,708 | 15,098 | 14,947 | 87,537 |
| Income tax expense (recovery) | (388) | 5,746 | 15,643 | 25,582 |
| **Net income (loss)** | 14,096 | 9,352 | (696) | 61,955 |
| **Other comprehensive income (loss)** | | | | |
| Foreign operations – foreign currency translation differences | 5,818 | 33,196 | 3,065 | (30,858) |
| Change in fair value of financial instruments designated as cash flow hedges | (5,600) | — | (6,608) | — |
| Reclassification of change in fair value of financial instruments designated as cash flow hedges to profit and loss | (494) | — | (494) | — |
| **Comprehensive income (loss)** | **13,820** | **42,548** | **(4,733)** | **31,097** |
| Net income (loss) attributable to: | | | | |
| Common shareholders of the Company | 11,834 | 8,040 | (7,835) | 56,732 |
| Non-controlling interest | 2,262 | 1,312 | 7,139 | 5,223 |
| | 14,096 | 9,352 | (696) | 61,955 |
| **Weighted average number of common shares outstanding** | | | | |
| Basic | 139,363,673 | 140,633,277 | 139,248,530 | 141,555,788 |
| Diluted | 141,961,168 | 142,681,178 | 139,248,530 | 144,603,485 |
| **Net income (loss) per share attributable to common shareholders of the Company** | | | | |
| Basic | 0.08 | 0.06 | (0.06) | 0.40 |
| Diluted | 0.08 | 0.06 | (0.06) | 0.39 |

The following table summarizes our revenue by geography based on the billing location of the merchant for the three months and years ended December 31, 2023 and 2022.

| (In thousands of US dollars, except for percentages) | Three months ended December 31 | | Change | | Years ended December 31 | | Change | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | 2023 $ | 2022 $ | $ | % | 2023 $ | 2022 $ | $ | % |
| Revenue | | | | | | | | |
| North America | 177,491 | 89,393 | 88,098 | 99 | 642,601 | 336,563 | 306,038 | 91 |
| Europe, Middle East and Africa | 125,819 | 115,896 | 9,923 | 9 | 487,802 | 465,935 | 21,867 | 5 |
| Latin America | 14,532 | 12,181 | 2,351 | 19 | 51,365 | 33,105 | 18,260 | 55 |
| Asia Pacific | 3,675 | 2,869 | 806 | 28 | 8,125 | 7,720 | 405 | 5 |
| | 321,517 | 220,339 | 101,178 | 46 | 1,189,893 | 843,323 | 346,570 | 41 |

## Results of Operations for the Three Months Ended December 31, 2023 and 2022

Revenue

| (In thousands of US dollars, except for percentages) | Three months ended December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 $ | 2022 $ | $ | % |
| Revenue | 321,517 | 220,339 | 101,178 | 46 |

For the three months ended December 31, 2023, revenue increased by $101.2 million or 46% as compared to the three months ended December 31, 2022. The increase in revenue mainly reflects the contribution of revenue from Paya of $80.0 million, organic revenue growth and favorable changes in foreign currency exchange rates year-over-year of $4.9 million. For the three months ended December 31, 2023, Organic revenue at constant currency was $235.3 million and Organic revenue growth at constant currency was 7%. See "Non-IFRS and Other Financial Measures".

Total volume increased to $61.8 billion for the three months ended December 31, 2023 from $40.3 billion in the three months ended December 31, 2022, an increase of $21.5 billion or 53% mainly due to the contribution from Paya. Organic total volume at constant currency was $47.9 billion, an increase of 19% over the same period.

Cost of Revenue

| (In thousands of US dollars, except for percentages) | Three months ended December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | $ | % |
| Cost of revenue | $58,734 | $50,166 | 8,568 | 17 |
| As a percentage of revenue | 18.3% | 22.8% | | |

For the three months ended December 31, 2023, cost of revenue increased by $8.6 million or 17% compared to the three months ended December 31, 2022, mainly due to an increase in processing costs primarily as a result of organic growth and the contribution from Paya.

Cost of revenue as a percentage of revenue decreased from 22.8% for the three months ended December 31, 2022 to 18.3% for the three months ended December 31, 2023 mainly due to a change in revenue mix and the contribution from Paya.

Selling, General and Administrative Expenses

| (In thousands of US dollars, except for percentages) | Three months ended December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | | |
| | $ | $ | $ | % |
| **Selling, general and administrative expenses** | | | | |
| Commissions | 63,432 | 27,652 | 35,780 | 129 |
| Employee compensation | 52,931 | 36,703 | 16,228 | 44 |
| Share-based payments | 29,125 | 35,437 | (6,312) | (18) |
| Depreciation and amortization | 36,298 | 21,734 | 14,564 | 67 |
| Professional fees | 7,327 | 12,537 | (5,210) | (42) |
| Other | 27,322 | 14,402 | 12,920 | 90 |
| | 216,435 | 148,465 | 67,970 | 46 |

For the three months ended December 31, 2023, selling, general and administrative expenses increased by $68.0 million or 46% as compared to the three months ended December 31, 2022 primarily due to the following:

Commissions. During the three months ended December 31, 2023, commission expense increased by $35.8 million or 129% as compared to the three months ended December 31, 2022. The increase was primarily due to the contribution from Paya.

Employee Compensation. During the three months ended December 31, 2023, employee compensation increased by $16.2 million or 44% as compared to the three months ended December 31, 2022. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase year-over-year mainly reflects higher headcount due to the Paya acquisition.

Share-based Payments. For the three months ended December 31, 2023, share-based payments decreased by $6.3 million or 18% as compared to the three months ended December 31, 2022 mainly due to the graded vesting schedules of awards which result in higher expense recorded during the initial vesting period. Share-based payments represented 9% of revenue for the three months ended December 31, 2023 compared to 16% of revenue for the three months ended December 31, 2022.

Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the three months ended December 31, 2023 increased by $14.6 million or 67% as compared to the three months ended December 31, 2022. The increase was mainly due to higher amortization of intangible assets acquired as part of the Paya acquisition.

Professional Fees. For the three months ended December 31, 2023, professional fees decreased by $5.2 million or 42% compared to the three months ended December 31, 2022. The decrease mainly reflected higher fees related to acquisition activities incurred in the three months ended December 31, 2022.

Other. For the three months ended December 31, 2023, other expenses increased by $12.9 million compared to the three months ended December 31, 2022. The increase was mainly due to incremental costs related to the contribution from Paya, as well as higher technology and marketing expenses.

## Net Finance Cost

| (In thousands of US dollars, except for percentages) | Three months ended December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 $ | 2022 $ | $ | % |
| **Finance income** | | | | |
| Interest on advances to third parties and interest income | (234) | (7,267) | 7,033 | (97) |
| **Finance cost** | | | | |
| Interest on loans and borrowings (excluding lease liabilities) | 27,719 | 8,865 | 18,854 | 213 |
| Accelerated amortization of deferred financing fees | 15,094 | — | 15,094 | n.m. |
| Other | 682 | 349 | 333 | 95 |
| **Net finance cost** | 43,261 | 1,947 | 41,314 | n.m. |

During the three months ended December 31, 2023, net finance cost increased by $41.3 million as compared to the three months ended December 31, 2022. The increase was primarily due to the following items:

Interest on advances to third parties and interest income. The decrease in finance income of $7.0 million was mainly due to lower interest income due to a lower cash and cash equivalents balance during the three months ended December 31, 2023 as a result of the Paya acquisition.

Interest on Loans and Borrowings. The increase of $18.9 million was mainly due to a higher debt balance and amortization of financing cost resulting from the Paya acquisition as well as a higher interest rate environment in the three months ended December 31, 2023.

Accelerated amortization of deferred financing fees. The accelerated amortization of deferred financing fees of $15.1 million was due to the refinancing of our credit facility which was treated as a debt extinguishment resulting in the acceleration of unamortized deferred financing fees.

## Loss (Gain) on Foreign Currency Exchange

| (In thousands of US dollars, except for percentages) | Three months ended December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 $ | 2022 $ | $ | % |
| Loss (gain) on foreign currency exchange | (10,621) | 4,663 | (15,284) | n.m. |

Gain on foreign currency exchange for the three months ended December 31, 2023 was $10.6 million compared to a loss of $4.7 million for the three months ended December 31, 2022. This was mainly due to currency exposure related to U.S. denominated debt and cash and cash equivalents held in our Canadian subsidiary.

## Income Taxes

| (In thousands of US dollars, except for percentages) | Three months ended December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 | 2022 | $ | % |
| Income tax expense (recovery) | ($388) | $5,746 | (6,134) | n.m. |
| Effective tax rate | (2.8)% | 38.1 % | | |

Income tax recovery for the three months ended December 31, 2023 was $0.4 million on net income before income tax of $13.7 million, representing an effective tax rate of (2.8)% for the period. The effective income tax rate was different than the Canadian parent's statutory income tax rate of 26.5% mainly due to the favorable impact of lower tax rates in certain jurisdictions and non-taxable gains on foreign currency exchange partially offset by the unfavorable impact of unrecognized tax benefits.

Income tax expense for the three months ended December 31, 2022 was $5.7 million on income before income tax of $15.1 million, representing an effective tax rate of 38.1% for the period. The effective income tax rate was higher than the Canadian parent's statutory income tax rate of 26.5% because it includes the unfavorable impact of share-based payments of $35.4 million recognized in the three months ended December 31, 2022 that are non-deductible in most jurisdictions, partially offset by the favorable impact of lower income tax rates in other jurisdictions.

**Results of Operations for the Years Ended December 31, 2023 and 2022**

Revenue

| (In thousands of US dollars, except for percentages) | Years ended December 31 | | Change | |
| | 2023 $ | 2022 $ | $ | % |
| --- | --- | --- | --- | --- |
| Revenue | 1,189,893 | 843,323 | 346,570 | 41 |

For the year ended December 31, 2023, revenue increased by $346.6 million or 41% as compared to the year ended December 31, 2022. The increase in revenue mainly reflects the contribution of revenue from Paya of $262.6 million and organic revenue growth. Revenue was also impacted unfavorably by a decrease in year-over-year revenue of $58.1 million from our digital assets and cryptocurrency vertical. Revenue at constant currency was $1,186.5 million, Revenue growth at constant currency was 41%, Organic revenue at constant currency was $922.0 million and Organic revenue growth at constant currency was 9%. See "Non-IFRS and Other Financial Measures".

Total volume increased from $127.7 billion for the year ended December 31, 2022 to $203.0 billion in the year ended December 31, 2023, an increase of $75.3 billion or 59% mainly due to the contribution from Paya. Organic total volume at constant currency was $156.5 billion, an increase of 23% over the same period.

Cost of Revenue

| (In thousands of US dollars, except for percentages) | Years ended December 31 | | Change | |
| | 2023 | 2022 | $ | % |
| --- | --- | --- | --- | --- |
| Cost of revenue | $222,906 | $171,425 | 51,481 | 30 |
| As a percentage of revenue | 18.7% | 20.3% | | |

For the year ended December 31, 2023, cost of revenue increased by $51.5 million or 30% as compared to the year ended December 31, 2022 mainly due to an increase of $51.1 million in processing costs.

The increase in processing costs was mainly driven by organic growth in Total volume and, to a lesser extent, the contribution from Paya. The cost of revenue as a percentage of revenue decreased from 20.3% for the year ended December 31, 2022 to 18.7% for the year ended December 31, 2023 mainly due to a change in revenue mix and the contribution from Paya.

## Selling, General and Administrative Expenses

| (In thousands of US dollars, except for percentages) | Years ended December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 $ | 2022 $ | $ | % |
| **Selling, general and administrative expenses** | | | | |
| Commissions | 221,720 | 113,287 | 108,433 | 96 |
| Employee compensation | 204,479 | 155,359 | 49,120 | 32 |
| Share-based payments | 134,609 | 139,103 | (4,494) | (3) |
| Depreciation and amortization | 136,423 | 101,492 | 34,931 | 34 |
| Professional fees | 56,079 | 32,387 | 23,692 | 73 |
| Other | 96,780 | 49,338 | 47,442 | 96 |
| | 850,090 | 590,966 | 259,124 | 44 |

For the year ended December 31, 2023, selling, general and administrative expenses increased by $259.1 million or 44% as compared to the year ended December 31, 2022 primarily due to the following:

Commissions. During the year ended December 31, 2023, commission expense increased by $108.4 million or 96% as compared to the year ended December 31, 2022. The increase was primarily due to the contribution from Paya.

Employee Compensation. During the year ended December 31, 2023, employee compensation increased by $49.1 million or 32% as compared to the year ended December 31, 2022. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase mainly reflects higher headcount due to the Paya acquisition as well as organic growth, including growth in headcount in direct sales, account management, and sales enablement to drive future growth and execute on our strategy.

Share-based Payments. For the year ended December 31, 2023, share-based payments decreased by $4.5 million or 3% as compared to the year ended December 31, 2022. Share-based payments represented 11% of revenue for the year ended December 31, 2023 compared to 16% of revenue for the year ended December 31, 2022.

Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the year ended December 31, 2023 increased by $34.9 million or 34% as compared to the year ended December 31, 2022. The increase was primarily due to higher amortization of intangible assets acquired as part of the Paya acquisition, partially offset by lower amortization of fully depreciated assets acquired as part of other historical acquisitions.

Professional Fees. For the year ended December 31, 2023, professional fees increased by $23.7 million or 73% as compared to the year ended December 31, 2022. The increase mainly reflected acquisition costs of $15.5 million for the Paya acquisition as well as higher fees related to ongoing acquisition and integration activities.

Other. For the year ended December 31, 2023, other expenses increased by $47.4 million compared to the year ended December 31, 2022. The increase was mostly due to the incremental contribution from Paya as well as higher technology and marketing expenses.

## Net Finance Cost

| (In thousands of US dollars, except for percentages) | Years ended December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 $ | 2022 $ | $ | % |
| **Finance income** | | | | |
| Interest on advances to third parties and interest income | (9,283) | (13,694) | 4,411 | (32) |
| **Finance cost (income)** | | | | |
| Interest on loans and borrowings (excluding lease liabilities) | 103,278 | 26,186 | 77,092 | 294 |
| Change in fair value of share repurchase liability | 571 | (5,710) | 6,281 | n.m. |
| Accelerated amortization of deferred financing fees | 15,094 | — | 15,094 | n.m. |
| Other | 2,391 | 2,365 | 26 | 1 |
| Net finance cost | 112,051 | 9,147 | 102,904 | n.m. |

During the year ended December 31, 2023, net finance cost increased by $102.9 million as compared to the year ended December 31, 2022. The increase was primarily due to the following items:

Interest on advances to third parties and interest income. The increase in finance income of $4.4 million is mainly due to an increase in interest income due to higher cash and cash equivalents balance in 2023 until the Paya acquisition, as well as the relatively higher interest rate environment.

Interest on Loans and Borrowings. The increase of $77.1 million was mainly due to higher debt balance and amortization of financing cost resulting from the Paya acquisition and a higher interest rate environment in the year ended December 31, 2023.

Change in Fair Value of Share Repurchase Liability. The remeasurement loss of $0.6 million associated with the share repurchase liability in the year ended December 31, 2023 is due to an increase in share price between the ASPP start date and the completion of share repurchases under the ASPP in March 2023, which resulted in a higher fair value measurement of the financial liability. The gain of $5.7 million in the year ended December 31, 2022 is due to the decrease in share price between the ASPP start date and the completion of the share repurchase under the ASPP in May 2022.

Accelerated amortization of deferred financing fees. The accelerated amortization of deferred financing fees of $15.1 million was due to the refinancing of our credit facility which was treated as a debt extinguishment resulting in the acceleration of unamortized deferred financing fees.

## Loss (Gain) on Foreign Currency Exchange

| (In thousands of US dollars, except for percentages) | Years ended December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 $ | 2022 $ | $ | % |
| Gain on foreign currency exchange | (10,101) | (15,752) | 5,651 | (36) |

Gain on foreign currency exchange for the year ended December 31, 2023 was $10.1 million compared to a gain of $15.8 million for the year ended December 31, 2022. This was mainly due to currency exposure related to U.S. denominated debt and cash and cash equivalents held in our Canadian subsidiary.

## Income Taxes

| (In thousands of US dollars, except for percentages) | Years ended December 31 | | Change | |
| --- | --- | --- | --- | --- |
| | 2023 $ | 2022 $ | $ | % |
| Income tax expense | 15,643 | 25,582 | (9,939) | (39) |
| Effective tax rate | 104.7 % | 29.2 % | | |

Income tax expense for the year ended December 31, 2023 was $15.6 million on income before income tax of $14.9 million. The effective income tax rate was higher than the Canadian parent's statutory income tax rate of 26.5% because it includes the unfavorable impact of share-based payments of $134.6 million recognized in the year ended December 31, 2023 that are non-deductible for income tax purposes in most jurisdictions and the unfavorable impact of unrecognized tax benefits, which were partially offset by the favorable impact of lower income tax rates in other jurisdictions.

Income tax expense for the year ended December 31, 2022 was $25.6 million on income before income tax of $87.5 million, representing an effective tax rate of 29.2% for the period. The effective income tax rate was higher than the Canadian parent's statutory income tax rate of 26.5% because it includes the unfavorable impact of share-based payments of $139.1 million recognized in the year ended December 31, 2022 that are non-deductible for tax purposes in certain jurisdictions, partially offset by favorable impact of lower income tax rates in other jurisdictions, a non-taxable gain upon the remeasurement of a share repurchase liability and non-taxable foreign exchange gains.

## Selected Annual Information

| (In thousands of US dollars, except for per share amounts) | As at and for the years ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 $ | 2022 $ | 2021 $ |
| Revenue | 1,189,893 | 843,323 | 724,526 |
| Net income (loss) | (696) | 61,955 | 107,045 |
| Net income (loss) per basic share attributable to common shareholders of the Company | (0.06) | 0.40 | 0.73 |
| Net income (loss) per diluted share attributable to common shareholders of the Company | (0.06) | 0.39 | 0.71 |
| Total assets | 5,135,267 | 3,524,669 | 3,455,470 |
| Total non-current liabilities | 1,410,369 | 566,240 | 576,855 |

**Year ended December 31, 2023 compared to Year ended December 31, 2022**

Revenue and net income

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations" for a more detailed discussion of the 2023-2022 year-over-year changes in revenue and net income (loss).

Total Assets

Total assets increased by $1,610.6 million or 46% from December 31, 2022 to December 31, 2023. The increase can be explained mainly by the increase in intangible assets of $610.1 million, goodwill of $873.1 million, segregated funds of $631.7 million, partially offset by a decrease of $581.3 million in cash and cash equivalents. These variations are mainly due to the contribution from assets acquired in connection with the Paya acquisition, the increase in Total volume year-over-year and the cash used to finance the Paya acquisition.

Segregated funds represent both settlements' receivables and amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with our banks and are segregated from operating funds. Both the segregated funds and the amounts due to merchants are derecognized when the funds are settled to the merchant.

Total Non-Current Liabilities

Total non-current liabilities increased by $844.1 million or 149% from December 31, 2022 to December 31, 2023. This is primarily due to the additional borrowings to finance the Paya acquisition and higher deferred tax liabilities related to the Paya acquisition.

**Year ended December 31, 2022 compared to Year ended December 31, 2021**

Revenue and net income

For the year ended December 31, 2022, revenue increased by $118.8 million or 16% as compared to the year ended December 31, 2021. The increase was primarily due to organic growth mainly driven by higher eCommerce volume. Additional months of revenue from our three acquisitions completed in the third quarter of 2021 also contributed $37.6 million to the revenue increase year-over-year. Revenue for the year ended December 31, 2022 was impacted unfavorably by changes in foreign currency exchange rates year-over-year by $40.5 million.

Total volume increased from $95.6 billion in the year ended December 31, 2021 to $127.7 billion in the year ended December 31, 2022, an increase of $32.1 billion or 34%.

For the year ended December 31, 2022, net income decreased by $62.0 million as compared to the year ended December 31, 2021 mainly driven by the increase in share-based payments of $85.9 million year-over-year which was partially offset by higher gross profit.

Total Assets

Total assets increased by $69.2 million or 2% from December 31, 2021 to December 31, 2022. The increase can be explained primarily by the increase of $102.8 million in segregated funds and $22.0 million in trade receivables, which was mainly driven by Total volume growth, and was partially offset by the decrease due to the amortization of $93.0 million in intangible assets as well as a $20.5 million negative impact from the change in foreign currency rates on goodwill and intangible assets.

Total Non-Current Liabilities

Total non-current liabilities decreased by $10.6 million or 2% from December 31, 2021 to December 31, 2022. This is primarily due to the decrease in the deferred tax liabilities due to amortization of acquired intangible assets.

## Summary of Quarterly Results and Trend Analysis

| (In thousands of US dollars except for per share amounts) | Dec. 31, 2023 $ | Sep. 30, 2023 $ | Jun. 30, 2023 $ | Mar. 31, 2023 $ | Dec. 31, 2022 $ | Sep. 30, 2022 $ | Jun. 30, 2022 $ | Mar. 31, 2022 $ |
|---|---|---|---|---|---|---|---|---|
| | | | | Three months ended | | | | |
| Revenue | 321,517 | 304,852 | 307,026 | 256,498 | 220,339 | 197,146 | 211,294 | 214,544 |
| Cost of revenue | 58,734 | 55,650 | 53,926 | 54,596 | 50,166 | 38,363 | 35,980 | 46,916 |
| **Gross profit** | 262,783 | 249,202 | 253,100 | 201,902 | 170,173 | 158,783 | 175,314 | 167,628 |
| | | | | | | | | |
| Selling, general and administrative expenses | 216,435 | 217,282 | 221,755 | 194,618 | 148,465 | 149,184 | 146,505 | 146,812 |
| **Operating profit** | 46,348 | 31,920 | 31,345 | 7,284 | 21,708 | 9,599 | 28,809 | 20,816 |
| | | | | | | | | |
| Finance income | (234) | (2,713) | (961) | (5,375) | (7,267) | (4,131) | (1,665) | (631) |
| Finance cost (recovery) | 43,495 | 30,053 | 29,318 | 18,468 | 9,214 | 7,859 | (1,973) | 7,741 |
| Net finance cost (income) | 43,261 | 27,340 | 28,357 | 13,093 | 1,947 | 3,728 | (3,638) | 7,110 |
| Loss (gain) on foreign currency exchange | (10,621) | 13,033 | (11,115) | (1,398) | 4,663 | (12,528) | (8,467) | 580 |
| | | | | | | | | |
| **Income (loss) before income tax** | 13,708 | (8,453) | 14,103 | (4,411) | 15,098 | 18,399 | 40,914 | 13,126 |
| Income tax expense (recovery) | (388) | 9,667 | 2,486 | 3,878 | 5,746 | 5,393 | 5,831 | 8,612 |
| **Net income (loss)** | 14,096 | (18,120) | 11,617 | (8,289) | 9,352 | 13,006 | 35,083 | 4,514 |
| | | | | | | | | |
| **Net income (loss) per share attributable to common shareholders of the Company** | | | | | | | | |
| Basic | 0.08 | (0.14) | 0.07 | (0.07) | 0.06 | 0.08 | 0.24 | 0.02 |
| Diluted | 0.08 | (0.14) | 0.07 | (0.07) | 0.06 | 0.08 | 0.23 | 0.02 |
| **Adjusted EBITDA[a]** | 120,052 | 110,700 | 110,307 | 96,282 | 85,685 | 81,201 | 92,853 | 91,578 |
| **Adjusted net income[a]** | 68,629 | 56,761 | 58,093 | 64,453 | 68,036 | 62,435 | 74,659 | 69,056 |
| | | | | | | | | |
| **Adjusted net income per share attributable to common shareholders of the Company[a]** | | | | | | | | |
| Basic | 0.48 | 0.40 | 0.41 | 0.45 | 0.47 | 0.43 | 0.52 | 0.47 |
| Diluted | 0.47 | 0.39 | 0.39 | 0.44 | 0.47 | 0.43 | 0.51 | 0.46 |

(a)  These amounts are non-IFRS measures. See "Non-IFRS and Other Financial Measures" section.

## Quarterly Trend Analysis

The quarterly increase in revenue and cost of revenue in the last eight quarters was primarily due to Total volume organic growth, as well as contribution from the acquisition of Paya in the first quarter of 2023.

The quarterly increase in selling, general and administrative expenses in the last eight quarters was primarily due to organic growth and contribution from Paya.

Quarterly net income in 2022 was impacted by the increased volatility in the foreign currency exchange rate. Net income for the three months ended March 31, 2023 was impacted by acquisition costs of $15.5 million for the Paya acquisition as well as costs related to ongoing acquisition integration activities. Net income for the three months ended June 30, 2023, September 30, 2023 and December 31, 2023 reflects higher finance cost and loss (gain) on foreign currency exchange. Finance cost for the three months ended December 31, 2023 increased sequentially, mainly reflecting the accelerated amortization of deferred financing fees of $15.1 million .

**Liquidity and Capital Resources**

Overview

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

- Our ability to generate cash flows from our operations;
- The level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and
- Our capital expenditure requirements.

The general objectives of our capital management strategy are to ensure sufficient liquidity to pursue our organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the credit facilities.

Our primary source of liquidity is cash from operations, debt and equity financing. Our principal liquidity needs include investment in product and technology, operations, selling, general and administrative expenses and debt service, as well as our selective acquisitions.

Our capital is composed of net debt and shareholders' equity. Net debt consists of debt less cash and cash equivalents. Our use of capital is to finance business acquisitions, working capital requirements and capital expenditures. We fund those requirements with our internally generated cash flows and funds drawn from our long-term credit facilities or via equity financings.

The primary measure we use to monitor our financial leverage is our total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement. Under our Amended and restated credit facility, we must maintain a total leverage ratio of less than or equal to 5.00 : 1.00 as at December 31, 2023 and prior to March 31, 2025 (7.00 : 1.00 as of December 31, 2022), with the ratio decreasing thereafter every March 31, until it reaches 4.00 : 1.00 for the period on and after March 31, 2028.

As at December 31, 2023, the Company was in compliance with all applicable covenants.

We believe that the Company's available cash and cash equivalents, cash flows generated from operations, loans and borrowings will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.

Credit Facilities

On February 22, 2023, concurrent with the completion of the Paya acquisition, we entered into a Reducing revolving credit facility in an amount of $800.0 million. On June 30, 2023, the commitments in respect of this facility started to automatically be permanently reduced by $10 million on the last day of each fiscal quarter.

On December 19, 2023, we amended the terms of our credit facility to retire the Reducing revolving credit facility and increase the total financing capacity available under that facility from $500.5 million to $1,275 million in the form of terms loans and from $385 million to $800 million in the form of a revolving credit facility. The current outstanding balance of our credit facility is comprised of $1,275 million of term loans. Outstanding principal of the term loans is payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity on December 19, 2030. The revolving credit facility of $800 million is undrawn as of December 31, 2023. The maturity of the revolving credit facility is December 19, 2028.

The term loan bears interest, at our option, at either (a) Term SOFR (including a 0.10% credit spread adjustment) plus a margin of 3.00% or (b) an alternate base rate plus a margin of 4.00%. Until the delivery of the Company's financial statements for the quarter ending March 31, 2024, borrowings under the revolving credit facility bear interest, at our option, at either (a) Term SOFR plus a margin of 2.50% or (b) an alternate base rate plus a margin of 1.50%. Thereafter, borrowings under the revolving credit facility will bear interest, at our option, at either (a) Term SOFR plus a margin ranging from 2.25% to 2.75% or (b) an alternate base rate plus a margin ranging from 1.25% to 1.75%, in each case, based on a total leverage ratio.

As at December 31, 2023, we had letters of credit issued totaling $56.2 million ($46.1 million as at December 31, 2022). Letters of credit do not reduce the amount that can be drawn on our revolving credit facility.

For more information on the Company's loans and borrowings, refer to Note 12 in our annual consolidated financial statements for the year ended December 31, 2023.

Cash Flows

| (In thousands of US dollars, except for percentages) | Years ended December 31 | | Change | |
| | 2023 | 2022 | | |
| | $ | $ | $ | % |
| --- | --- | --- | --- | --- |
| **Cash flow from (used in):** | | | | |
| Operating Activities | 263,005 | 267,663 | (4,658) | (2) |
| Investing Activities | (1,494,061) | (50,235) | (1,443,826) | n.m. |
| Financing Activities | 649,761 | (214,298) | 864,059 | n.m. |
| Effect of movements in exchange rates on cash | 44 | (20) | 64 | n.m. |
| **Net increase in cash and cash equivalent** | (581,251) | 3,110 | (584,361) | n.m. |
| **Cash and cash equivalent – beginning of year** | 751,686 | 748,576 | 3,110 | — |
| **Cash and cash equivalent - end of year** | 170,435 | 751,686 | (581,251) | (77) |

*Cash Flows From Operating Activities*

For the year ended December 31, 2023, $263.0 million of cash was generated from operating activities compared to $267.7 million for the year ended December 31, 2022. The slight decrease was mainly driven by higher interest paid on indebtedness of $68.9 million and an increase in income tax paid of $4.2 million during the year ended December 31, 2023 compared to 2022. This was largely offset by the increase in operating profit.

*Cash Flows Used in Investing Activities*

For the year ended December 31, 2023, $1,494.1 million of cash was used in investing activities. This resulted primarily from the cash consideration, net of cash acquired, for the Paya acquisition of $1,379.8 million. For the year ended December 31, 2022, $50.2 million of cash was used in investing activities, mainly due to the acquisition of intangible assets.

*Cash Flows From (Used in) Financing Activities*

For the year ended December 31, 2023, $649.8 million of cash was generated from financing activities mainly reflecting the borrowing under the Reducing revolving credit facility. This was partially offset by $56.0 million used to repurchase and cancel approximately 1.4 million Subordinate Voting Shares under the NCIB as well as mandatory and voluntary repayments on the credit facilities of $127.8 million and dividends paid to shareholders of $27.9 million. For the year ended December 31, 2022, $166.6 million of cash was used to repurchase and cancel approximately 1.2 million Subordinate Voting Shares under the NCIB. For the year ended December 31, 2022, financing activities also reflected the purchase of a non-controlling interest for a cash consideration of $39.8 million.

## Contractual Obligations and Commitments

We have contractual obligations and commitments with a variety of expiration dates. The table below outlines our contractual obligations and commitments, including estimated interest payments, at December 31, 2023:

| | Contractual cash flows | | | |
| | Total | Less than 1 year | 1 to 5 years | More than 5 years |
| (In thousands of US dollars) | $ | $ | $ | $ |
|---|---|---|---|---|
| Trade and other payables (excluding sales tax) | 172,120 | 172,120 | — | — |
| Due to merchants | 1,455,376 | 1,455,376 | — | — |
| Credit facilities | 2,029,633 | 128,042 | 604,105 | 1,297,486 |
| Lease liabilities | 13,032 | 4,859 | 6,897 | 1,276 |
| Other liabilities | 17,750 | 7,586 | 10,164 | — |
| Contractual commitments | 75,000 | 6,833 | 48,730 | 19,437 |
| | 3,762,911 | 1,774,816 | 669,896 | 1,318,199 |
| Segregated funds | (1,455,376) | (1,455,376) | — | — |
| | 2,307,535 | 319,440 | 669,896 | 1,318,199 |

## Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources. We may, from time to time, be contingently liable with respect to litigation and claims that arise in the normal course of operations.

## Related Party Transactions and Executive Compensation

We have no related party transactions other than those presented in Note 22 in the Consolidated Financial Statements, which are reproduced as follows.

## Transactions with Key Management Personnel

Key management personnel compensation comprises the following:

| | 2023 | 2022 |
| (In thousands of US dollars) | $ | $ |
|---|---|---|
| | | |
| Salaries and short-term employee benefits | 8,733 | 6,007 |
| Share-based payments | 71,730 | 71,286 |
| | 80,463 | 77,293 |

## Other Related Party Transactions

| (In thousands of US dollars) | | Transaction value | | Balance outstanding December 31, | |
|---|---|---|---|---|---|
| | | **2023** | **2022** | **2023** | **2022** |
| | | $ | $ | $ | $ |
| Expenses – Travel | (i) | 1,976 | 1,139 | 745 | 137 |
| | | 1,976 | 1,139 | 745 | 137 |

(i) In the normal course of operations, we receive services from a company owned by a shareholder of the Company. The services received consist of travel services.

## Financial Instruments and Other Instruments

In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and interest rates, and that may have an adverse effect on the value of Nuvei's financial assets and liabilities, future cash flows and profit. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks as is deemed appropriate. Please refer to the "Risks Relating to Our Business and Industry" section of the AIF for the year ended December 31, 2023 for additional information about the material risks we face in our business.

### Credit and Concentration Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company's cash, segregated funds, trade and other receivables, other current assets and processor and other deposits. The carrying amounts of these financial assets represent the maximum credit exposure.

*Cash, Segregated Funds and Processor Deposits*

The credit risk related to financial institutions that hold cash and cash equivalents, segregated funds and processor deposits is managed as we seek to maintain funds with highly-rated financial institutions and to maintain a diversified group of financial institutions. We had no adverse impact to date from the U.S. regional bank failures in 2023.

*Trade and Other Receivables*

We provide credit to our customers in the normal course of business. We evaluate the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. Our extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and credit history. We have established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. Any impaired trade receivables are mostly due from customers that are experiencing financial difficulties.

### Foreign Currency Risk

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than the U.S. dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in our operating results.

Approximately 46% of the Company's revenues and 36% of its expenses are in currencies other than the US dollar. We have not entered into arrangements to hedge its foreign currency risk. There is no other currency other than the US dollar that represents more than 10% of the Company's revenues.

The following table provides an indication of our significant foreign exchange currency exposures as stated in US dollars as at December 31, 2023 and 2022:

| (In thousands of US dollars) | CAD | EUR | MXN | ILS | Other | Total |
|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ |
| **December 31, 2023** | | | | | | |
| Cash | 2,106 | 19,525 | 15,532 | 3,311 | 17,512 | 57,986 |
| Trade and other receivables | 19,819 | 3,954 | 1,618 | 425 | 5,837 | 31,653 |
| Trade and other payables | (20,958) | (24,435) | (26,487) | (12,548) | (9,802) | (94,230) |
| Lease liabilities | — | (1,511) | — | (918) | (1,234) | (3,663) |
| Net financial position exposure | 967 | (2,467) | (9,337) | (9,730) | 12,313 | (8,254) |
| | | | | | | |
| **December 31, 2022** | | | | | | |
| Net financial position exposure | (790) | 18,720 | — | (12,632) | 12,469 | 17,767 |

A 10% strengthening of the above currencies against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. A 10% weakening of the foreign currencies against the U.S. dollar would have an equal but opposite effect.

| (In thousands of US dollars) | CAD | EUR | MXN | ILS | Other | Total |
|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ |
| **2023** | | | | | | |
| Increase (decrease) on equity and net loss | 97 | (247) | (934) | (973) | 1,231 | (826) |
| | | | | | | |
| **2022** | | | | | | |
| Increase (decrease) on equity and net income | (79) | 1,872 | — | (1,263) | 1,247 | 1,777 |

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. We do not account for any fixed interest-rate financial assets or financial liabilities at fair value through profit and loss.

All loans and borrowings bear interest at floating rates, and the Company is therefore exposed to the cash flow risk resulting from interest rate fluctuations. This risk is partially offset by the Company's cash balance which also bears interest at floating rates. In September 2023, the Company also entered into an interest rate swap agreement to hedge a portion of its future floating rate interest payments. For more information on the Company's interest rate swap, refer to Note 21 in our annual consolidated financial statements for the year ended December 31, 2023.

Based on currently outstanding loans and borrowings at floating rates, cash and cash equivalents and interest rate swap, an increase of 100 basis points in interest rates at the reporting date would have resulted in an increase of $9,750 in net loss in 2023 (2022 – increase in net income of $1,073). A decrease of 100 basis points in 2023 would have resulted in an increase of $9,750 in net income in 2023 (2022 – decrease in net income of $1,073). This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

Fair Value Risk

Certain of our accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

In establishing fair value, we use a fair value hierarchy based on levels as defined below:

a.   Level 1: defined as observable inputs such as quoted prices in active markets.

b.   Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

c.   Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

We have determined that the carrying amounts of our current financial assets and financial liabilities approximate their fair value given their short-term nature.

The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

Refer to Note 21 of the Consolidated Financial Statements for additional information.

**Critical Accounting Policies and Estimates**

The preparation of the Consolidated Financial Statements in conformity with IFRS requires us to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates, judgments and assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively.

Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the Consolidated Financial Statements include the following:

Revenue Recognition. The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition methods for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, we have applied judgment in assessing the principal versus agent considerations for our transaction and processing services.

Fair Value of Share-based Payment Transactions. We recognized compensation expense as a result of equity-settled share-based payment transactions which are valued by reference to the fair value of the related instruments. Fair value of options granted that did not contain a market performance condition was estimated using the Black-Scholes option pricing model. The risk-free interest rate is based on the yield of a zero coupon U.S. government security with a maturity equal to the expected life of the option from the date of the grant. The assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. We use an expected dividend yield in the option-pricing model.

When granting share-based payment compensation with performance conditions, we assess whether those performance conditions are market or non-market conditions. Market conditions are taken into account in the fair value estimate on the grant date, using a Monte Carlo simulation and this fair value is not revised subsequently. For non-market conditions, we estimate the expected outcome of the performance targets and revise those estimates and related expense until the final outcome is known.

When issuing share-based payments in exchange for services rendered by an external party, the Company estimates the fair value of the instruments granted by reference to the fair value of services rendered by the external party, if the services can be measured reliably, instead of the fair value of the equity instrument granted.

Provisions for Losses on Merchant Accounts. Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant's favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by us. We then charge back to the merchant the amount refunded to the financial institution. As such, we are exposed to credit risk in relation to the merchant since we assume the repayment to the merchant's customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse us. A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. We evaluate the risk for such transactions and estimate the loss for disputed transactions based primarily on historical experience and other relevant factors. We analyze the adequacy of the provision for losses on merchant accounts in each reporting period.

Determining the Fair Value of Identifiable Intangible Assets Following a Business Combination. We use valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a discounted cash flow model. We develop assumptions related to revenue and EBITDA margin forecasts, partner and merchant attrition rates, royalty rates and discount rates. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recoverable Amount of Goodwill. Our impairment test for goodwill is based on the fair value less costs to sell method, estimated using an income approach and uses valuation models such as the discount cash flows model. The key assumptions for the fair value less costs to sell method include estimated revenue, EBITDA margin forecasts in determining future forecasted cash flows, as well as discount rates applied to forecasted cash flows. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Recoverable Amount of Tax Balances for Recognition of Tax Assets. Deferred income tax assets reflect our estimate of operations of future fiscal years, timing of reversal of temporary differences and tax rates on the date of reversals, which may well change depending on governments' fiscal policies. We must also assess whether it is more likely than not that deferred income tax assets will be realized and determine whether a valuation allowance is required on all or a portion of deferred income tax assets.

**New Accounting Standards and Interpretations Adopted**

Amendments to IAS 12 Income *Taxes*

In May 2023, the International Accounting Standards Board issued the IAS 12 Amendment International Tax Reform - Pillar Two Model Rules on mandatory relief for accounting for deferred taxes from the global minimum taxation. The amendments provide a temporary exception from the requirement to recognise and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the Organisation for Economic Co-operation and Development ("OECD"). The amendments also introduce targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before the legislation comes into force. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2023. we have updated our disclosures in the note 16 of our Consolidated Financial Statements for the year ended December 31, 2023.

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information

The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. We have applied these amendments.

## New Accounting Standards and Interpretations Issued But Not Yet Adopted

The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. Management is not expecting that these amendments will have any material impact on the consolidated financial statements.

Amendments to liability classification

On October 31, 2022, the IASB issued new amendments to IAS 1 in addition to the previous amendment issued in 2020 that clarify requirements when classifying liabilities as non-current and extend the application period to January 1, 2024.

When an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to the covenants which an entity is required to comply with within twelve months of the reporting date, this amendment requires the entity to disclose information in the notes that enables users of financial statements to understand the risk that the liability could become repayable within twelve months of the reporting period, including:

(a) the carrying amount of the liability;

(b) information about the covenants;

(c) facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants. Such facts and circumstances could also include the fact that the entity would not have complied with the covenants based on its circumstances at the end of the reporting period.

## Outstanding Share Data

As of February 29, 2024, our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 63,504,621 were issued and outstanding, (ii) an unlimited number of Multiple Voting Shares, of which 76,064,619 were issued and outstanding, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding. The Subordinate Voting Shares are "restricted securities" within the meaning of such term under applicable securities laws in Canada.

As of February 29, 2024, there were 2,152,636 stock options outstanding under the Company's legacy stock option plan dated September 21, 2017, 5,795,926 stock options outstanding under the Company's Omnibus Plan and 172,214 stock options outstanding under the Company's Paya Equity Plan. As of February 29, 2024, 3,763,612 stock options outstanding (or 46% of stock options outstanding) have a strike price above the closing share price on that date of $26.44.

As of February 29, 2024, there were 113,835 Deferred Share Units, 6,729,127 Restricted Share Units and 1,332,903 Performance Share Units ("PSUs") outstanding under the Company's Omnibus Plan, as well as 373,414 Restricted Share Units outstanding under the Company's Paya Equity Plan. As of February 29, 2024, 665,000 PSUs outstanding (or 50% of PSUs outstanding) have market performance vesting conditions which require a share price above the closing share price on that date of $26.44.

## Risk Factors

In addition to all other information set out in this MD&A, and our Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023, the specific risk factors that could materially adversely affect us and/or our business, financial condition and results of operations are disclosed under "Risk Factors" in our AIF dated March 5, 2024. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow.

## Controls and Procedures

### Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined by the Securities and Exchange Commission (the "Commission") in Rule 13a-15(e) under the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under securities legislation (including the Exchange Act) is (i) recorded, processed, summarized and reported within the time periods specified in securities legislation (including the Commission's rules and forms); and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company's disclosure controls and procedures were effective as at December 31, 2023.

### Internal Controls over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that the Company's internal control over financial reporting was effective as at December 31, 2023.

### Change in Internal Controls over Financial Reporting

There were no changes to our internal controls over financial reporting during the three months and year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

### Limitations of Controls and Procedures

The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Paya which was acquired on February 22, 2023. The contribution of Paya to our consolidated statements of profit or loss and comprehensive income or loss for the year ended December 31, 2023 included revenue of $262.6 million to our consolidated revenue of $1,189.9 million. Additionally, as at December 31, 2023, Paya's total assets and total liabilities, excluding goodwill, trademarks, technologies, partner and merchant relationships and deferred tax liabilities, represented respectively 7% and 12% of the consolidated group. The amounts recognized for the assets acquired and liabilities assumed as at the date of this acquisition are described in Note 4 of the Consolidated Financial Statements.

**Additional Information**

Additional information relating to the Company, including the *Consolidated Financial Statements* and the AIF is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.



Consolidated Financial Statements
**Nuvei Corporation**

**Years ended December 31, 2023 and 2022**

(in thousands of US dollars)

**Table of Contents**

**MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL O ER FINANCIAL REPORTING**

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that the Company's internal control over financial reporting was effective as at December 31, 2023.

The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Paya Holdings Inc. ("Paya"), which was acquired on February 22, 2023. The contribution of Paya to our consolidated statements of profit or loss and comprehensive income or loss for the year ended December 31, 2023 included revenue of $262.6 million to our consolidated revenue of $1,189.9 million. Additionally, as at December 31, 2023, Paya's total assets and total liabilities, excluding goodwill, trademarks, technologies, partner and merchant relationships and deferred tax liabilities, represented respectively 7% and 12% of the consolidated group. The amounts recognized for the assets acquired and liabilities assumed as at the date of this acquisition are described in Note 4 of the Company's consolidated financial statements, along with the related notes thereto for the years ended December 31, 2023 and 2022 (the "Consolidated Financial Statements").

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report included herein.

/s/ Philip Fayer

Philip Fayer
Chief Executive Officer
March 5, 2024

/s/ David Schwartz

David Schwartz
Chief Financial Officer
March 5, 2024



**Report of Independent Registered Public Accounting Firm**

To the Shareholders and Board of Directors of Nuvei Corporation

**Opinions on the Financial Statements and Internal Control over Financial Reporting**

We have audited the accompanying consolidated statements of financial position of Nuvei Corporation and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of profit or loss and comprehensive income or loss, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

**Basis for Opinions**

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or

"PwC" refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.



fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Annual Report on Internal Control over Financial Reporting, management has excluded Paya Holdings Inc. from its assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2023. We have also excluded Paya Holdings Inc. from our audit of internal control over financial reporting. Paya Holdings Inc. is a wholly-owned subsidiary whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 7% and 22%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or



disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Acquisition of Paya Holdings Inc. - Valuation of technologies and partner and merchant relationships intangible assets*

As described in notes 3 and 4 to the consolidated financial statements, the Company acquired 100% of the shares of Paya Holdings Inc. ("Paya") during fiscal year 2023 for a total consideration of $1,401.3 million. Of the acquired intangible assets, $178.2 million of technologies and $455.4 million of partner and merchant relationships were recorded. To estimate the fair value of the acquired intangible assets, management used the royalty relief method to value technologies and the excess earnings method to value partner and merchant relationships using discounted cash flow models. Management applied judgment in estimating the fair value of intangible assets acquired, which involved the use of assumptions with respect to revenue and EBITDA margin forecasts, partner and merchant attrition rates, royalty rates and discount rates.

The principal considerations for our determination that performing procedures relating to the valuation of technologies and partner and merchant relationships intangible assets acquired in the acquisition of Paya  is a critical audit matter is (i) the high degree of auditor judgment and subjectivity in performing procedures relating to the fair value of these intangible assets acquired due to the judgment by management when developing the estimates; (ii) the significant audit effort in evaluating the assumptions related to revenue and EBITDA margin



forecasts, partner and merchant attrition rates, royalty rates and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's accounting of the acquisition, including controls over the valuation of the technologies and partner and merchant relationships intangible assets and controls over the development of the assumptions related to revenue and EBITDA margin forecasts, partner and merchant attrition rates, royalty rates and discount rates. These procedures also included, among others, (i) reading the purchase agreements; and (ii) testing management's process for estimating the fair value of the technologies and partner and merchant relationships intangible assets. Testing management's process included evaluating the appropriateness of the valuation methods, testing the completeness and accuracy of data provided by management, and evaluating the reasonableness of the assumptions related to revenue and EBITDA margin forecasts, partner and merchant attrition rates, royalty rates and discount rates. Evaluating the reasonableness of revenue and EBITDA margin forecasts and partner and merchant attrition rates involved consideration of the current and past performance of the acquired business, comparable prior business combinations made by the Company, and consistency with third party information. Professionals with specialized skill and knowledge were used to assist us in evaluating the appropriateness of management's methods, models, and the reasonableness of the royalty rates and discount rates by considering comparable prior business combinations made by the Company and industry data.

*Goodwill impairment test of the Nuvei Corporation and Digital Payments cash generating units (CGUs)*

As described in Notes 3 and 9 to the consolidated financial statements, the Company's goodwill balance was $1,987.7 million as of December 31, 2023, including $1,236.6 million for the Nuvei Corporation CGU and $735.8 million for the Digital Payments CGU. Goodwill is tested for impairment annually as at October 1 and whenever an impairment trigger is identified. For the purposes of impairment testing, goodwill has been allocated to the Company's CGUs, which represent the lowest level within the Company at which goodwill is monitored. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the higher of a CGU's fair value less costs to sell and its value in use. Management determined the recoverable amounts of the CGUs based on the fair value less costs to sell method, estimated using an income approach, being discounted cash flows. The discounted cash flows take into consideration future cash flows for



each CGU, which are then discounted using a discount rate. The future cash flows are based on the most recent financial forecasts approved by management. The key assumptions used in the discounted cash flows included estimated revenue and EBITDA margin forecasts in determining future cash flows, as well as discount rates. No impairment charge was recognized as a result of the impairment test during the year ended December 31, 2023.

The principal considerations for our determination that performing procedures relating to goodwill impairment test of the Nuvei Corporation and Digital Payments CGUs is a critical audit matter are (i) the auditor judgment and effort in performing procedures relating to management's estimated recoverable amounts of the Nuvei Corporation and Digital Payments CGUs which included evaluating the key assumptions related to estimated revenue and EBITDA margin forecasts in determining future cash flows and the discount rates; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) testing the effectiveness of controls relating to management's goodwill impairment test and (ii) testing management's process for estimating the recoverable amounts of the Nuvei Corporation and Digital Payments CGUs. Testing management's process included evaluating the appropriateness of the fair value less costs to sell method, estimated using an income approach, being discounted cash flows, testing the completeness and accuracy of underlying data provided by management, and evaluating the reasonableness of the key assumptions, including estimated revenue and EBITDA margin forecasts in determining future cash flows, as well as discount rates. Evaluating management's key assumptions related to estimated revenue and EBITDA margin forecasts in determining future cash flows involved evaluating whether the key assumptions used by management were reasonable considering (i) the current and past performance of the Nuvei Corporation and Digital Payments CGUs; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist us in evaluating the appropriateness of management's method and approach, and the reasonableness of the discount rates.

/s/ PricewaterhouseCoopers LPP

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502
Montréal, Canada
March 5, 2024

We have served as the Company's auditor since 2005.

# Nuvei Corporation

## Consolidated Statements of Financial Position
### As at December 31, 2023 and 2022

(in thousands of US dollars)

| | Notes | 2023 $ | 2022 $ |
|---|---|---|---|
| **Assets** | | | |
| **Current assets** | | | |
| Cash and cash equivalents | | 170,435 | 751,686 |
| Trade and other receivables | 5 | 105,755 | 61,228 |
| Inventory | 6 | 3,156 | 2,117 |
| Prepaid expenses | | 16,250 | 12,254 |
| Income taxes receivable | 17 | 4,714 | 3,126 |
| Current portion of advances to third parties | | — | 579 |
| Current portion of contract assets | | 1,038 | 1,215 |
| Other current assets | 7, 26 | 7,582 | — |
| Total current assets before segregated funds | | 308,930 | 832,205 |
| Segregated funds | | 1,455,376 | 823,666 |
| Total current assets | | 1,764,306 | 1,655,871 |
| **Non-current assets** | | | |
| Advances to third parties | | — | 1,721 |
| Property and equipment | 8 | 33,094 | 31,881 |
| Intangible assets | 4, 9 | 1,305,048 | 694,995 |
| Goodwill | 4, 9 | 1,987,737 | 1,114,593 |
| Deferred tax assets | 17 | 4,336 | 17,172 |
| Contract assets | | 835 | 997 |
| Processor and other deposits | | 4,310 | 4,757 |
| Other non-current assets | 7, 21 | 35,601 | 2,682 |
| **Total Assets** | | 5,135,267 | 3,524,669 |
| **Liabilities** | | | |
| **Current liabilities** | | | |
| Trade and other payables | 10 | 179,415 | 125,533 |
| Income taxes payable | 17 | 25,563 | 16,864 |
| Current portion of loans and borrowings | 12 | 12,470 | 8,652 |
| Other current liabilities | 11 | 7,859 | 4,224 |
| Total current liabilities before due to merchants | | 225,307 | 155,273 |
| Due to merchants | | 1,455,376 | 823,666 |
| Total current liabilities | | 1,680,683 | 978,939 |
| **Non-current liabilities** | | | |
| Loans and borrowings | 12 | 1,248,074 | 502,102 |

# Nuvei Corporation

## Consolidated Statements of Financial Position
### As at December 31, 2023 and 2022

(in thousands of US dollars)

| | Notes | 2023 $ | 2022 $ |
|---|---|---|---|
| Deferred tax liabilities | 17 | 151,921 | 61,704 |
| Other non-current liabilities | 11 | 10,374 | 2,434 |
| **Total Liabilities** | | 3,091,052 | 1,545,179 |
| **Equity** | | | |
| **Equity attributable to shareholders** | | | |
| Share capital | 13 | 1,969,734 | 1,972,592 |
| Contributed surplus | | 324,941 | 202,435 |
| Deficit | | (224,902) | (166,877) |
| Accumulated other comprehensive loss | | (43,456) | (39,419) |
| | | 2,026,317 | 1,968,731 |
| **Non-controlling interest** | | 17,898 | 10,759 |
| **Total Equity** | | 2,044,215 | 1,979,490 |
| **Total Liabilities and Equity** | | 5,135,267 | 3,524,669 |
| Contingencies | 25 | | |
| Subsequent event | 26 | | |

**Approved by the Board of Directors**

| (signed) Philip Fayer | (signed) Timothy Andrew Dent |
|---|---|
| Chair of the Board | Chair of the Audit Committee |

The accompanying notes are an integral part of these Consolidated Financial Statements.

# Nuvei Corporation

## Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
### For the years ended December 31, 2023 and 2022

(in thousands of US dollars, except for per share amounts)

| | Notes | 2023 | 2022 |
|---|---|---|---|
| | | $ | $ |
| Revenue | 14 | 1,189,893 | 843,323 |
| Cost of revenue | 14 | 222,906 | 171,425 |
| **Gross profit** | | 966,987 | 671,898 |
| | | | |
| Selling, general and administrative expenses | 14 | 850,090 | 590,966 |
| **Operating profit** | | 116,897 | 80,932 |
| | | | |
| Finance income | 15 | (9,283) | (13,694) |
| Finance cost | 15 | 121,334 | 22,841 |
| Net finance cost | | 112,051 | 9,147 |
| Gain on foreign currency exchange | | (10,101) | (15,752) |
| **Income before income tax** | | 14,947 | 87,537 |
| | | | |
| Income tax expense | 17 | 15,643 | 25,582 |
| **Net income (loss)** | | (696) | 61,955 |
| | | | |
| **Other comprehensive income (loss), net of tax** | | | |
| Items that may be reclassified subsequently to profit and loss: | | | |
| Foreign operations – foreign currency translation differences | | 3,065 | (30,858) |
| Change in fair value of financial instruments designated as cash flow hedges | | (6,608) | — |
| Reclassification of change in fair value of financial instruments designated as cash flow hedges to profit and loss | | (494) | — |
| **Comprehensive income (loss)** | | (4,733) | 31,097 |
| | | | |
| Net income (loss) attributable to: | | | |
| Common shareholders of the Company | | (7,835) | 56,732 |
| Non-controlling interest | | 7,139 | 5,223 |
| | | (696) | 61,955 |
| | | | |
| Comprehensive income (loss) attributable to: | | | |
| Common shareholders of the Company | | (11,872) | 25,874 |
| Non-controlling interest | | 7,139 | 5,223 |
| | | (4,733) | 31,097 |
| | | | |
| **Net income (loss) per share** | 18 | | |
| Net income (loss) per share attributable to common shareholders of the Company | | | |
| Basic | | (0.06) | 0.40 |
| Diluted | | (0.06) | 0.39 |

The accompanying notes are an integral part of these Consolidated Financial Statements.

# Nuvei Corporation

## Consolidated Statements of Cash Flows
### For the years ended December 31, 2023 and 2022

(in thousands of US dollars)

| | Notes | 2023 $ | 2022 $ |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Net income (loss) | | (696) | 61,955 |
| Adjustments for: | | | |
| Depreciation of property and equipment | 8 | 14,448 | 8,483 |
| Amortization of intangible assets | 9 | 121,975 | 93,009 |
| Amortization of contract assets | | 1,618 | 1,941 |
| Share-based payments | 14 | 134,609 | 139,103 |
| Net finance cost | 15 | 112,051 | 9,147 |
| Gain on foreign currency exchange | | (10,101) | (15,752) |
| Income tax expense | 17 | 15,643 | 25,582 |
| Fair value remeasurement of investment | | 974 | — |
| Loss on disposal | | 1,154 | 175 |
| Changes in non-cash working capital items | 23 | (12,414) | (10,881) |
| Interest paid | | (92,319) | (23,370) |
| Interest received | | 12,727 | 10,753 |
| Income taxes paid - net | | (36,664) | (32,482) |
| | | 263,005 | 267,663 |
| **Cash flow used in investing activities** | | | |
| Business acquisitions, net of cash acquired | 4 | (1,379,778) | — |
| Payment of acquisition-related contingent consideration | | — | (2,012) |
| Acquisition of property and equipment | 8 | (10,200) | (13,744) |
| Acquisition of intangible assets | 9 | (44,880) | (34,578) |
| Acquisition of distributor commissions | 9 | (20,318) | (2,426) |
| Disposal (acquisition) of other non-current assets | 7 | (32,225) | 466 |
| Issuance of loan receivable | 7 | (6,905) | — |
| Net decrease in advances to third parties | | 245 | 2,059 |
| | | (1,494,061) | (50,235) |
| **Cash flow from (used in) financing activities** | | | |
| Shares repurchased and cancelled | 13 | (56,042) | (166,609) |
| Transaction costs from issuance of shares | | — | (903) |
| Proceeds from exercise of stock options | 13 | 8,167 | 2,072 |
| Repayment of loans and borrowings | 12 | (127,840) | (5,120) |
| Proceeds from loans and borrowings | 12 | 898,548 | — |
| Financing fees related to loans and borrowings | 12 | (39,438) | — |
| Payment of lease liabilities | | (5,711) | (3,727) |
| Dividend paid to shareholders | 13 | (27,923) | — |
| Purchase of non-controlling interest | 20 | — | (39,751) |
| Dividend paid by subsidiary to non-controlling interest | | — | (260) |
| | | 649,761 | (214,298) |
| **Effect of movements in exchange rates on cash** | | 44 | (20) |
| **Net increase (decrease) in cash and cash equivalents** | | (581,251) | 3,110 |
| **Cash and cash equivalents – Beginning of Year** | | 751,686 | 748,576 |
| **Cash and cash equivalents – End of Year** | | 170,435 | 751,686 |

The accompanying notes are an integral part of these Consolidated Financial Statements.

# Nuvei Corporation

## Consolidated Statements of Changes in Equity

**For the years ended December 31, 2023 and 2022**

(in thousands of US dollars)

| | | Attributable to shareholders of the Company | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Accumulated Other comprehensive loss | | | |
| | Notes | Share capital | Contributed surplus | Deficit | Cumulative translation adjustments | Cash flow hedge reserve | Non-Controlling interest | Total equity |
| | | $ | $ | $ | $ | $ | $ | $ |
| **Balance as at January 1, 2022** | | 2,057,105 | 69,943 | (108,749) | (8,561) | — | 12,102 | 2,021,840 |
| Contributions and distributions | | | | | | | | |
| Exercise of equity-settled share-based payments | 13, 16 | 6,061 | (3,989) | — | — | — | — | 2,072 |
| Equity-settled share-based payments | 4, 16 | — | 139,103 | — | — | — | — | 139,103 |
| Tax effect - equity-settled share-based payments | | — | (2,622) | — | — | — | — | (2,622) |
| Shares repurchased and cancelled | 13 | (75,902) | — | (53,933) | — | — | — | (129,835) |
| Effect of share repurchase liability | 12 | (14,672) | — | (27,812) | — | — | — | (42,484) |
| Dividend paid by subsidiary to non-controlling interest | | — | — | — | — | — | (260) | (260) |
| Effect of purchase of non-controlling interest, net of tax | 20 | — | — | (33,115) | — | — | (6,306) | (39,421) |
| Net income and comprehensive income | | — | — | 56,732 | (30,858) | — | 5,223 | 31,097 |
| **Balance as at December 31, 2022** | | 1,972,592 | 202,435 | (166,877) | (39,419) | — | 10,759 | 1,979,490 |
| **Balance as at January 1, 2023** | | 1,972,592 | 202,435 | (166,877) | (39,419) | — | 10,759 | 1,979,490 |
| Contributions and distributions | | | | | | | | |
| Exercise of equity-settled share-based payments | 13, 16 | 30,520 | (22,353) | — | — | — | — | 8,167 |
| Equity-settled share-based payments | 4, 16 | — | 144,435 | — | — | — | — | 144,435 |
| Tax effect - equity-settled share-based payments | | — | 424 | — | — | — | — | 424 |
| Effect of share repurchase liability | 13 | (33,378) | — | (22,093) | — | — | — | (55,471) |
| Dividends declared | 13 | — | — | (28,097) | — | — | — | (28,097) |
| Net loss and comprehensive loss | | — | — | (7,835) | 3,065 | (7,102) | 7,139 | (4,733) |
| **Balance as at December 31, 2023** | | 1,969,734 | 324,941 | (224,902) | (36,354) | (7,102) | 17,898 | 2,044,215 |

The accompanying notes are an integral part of these Consolidated Financial Statements.

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

## 1. Reporting entity

Nuvei Corporation ("Nuvei" or the "Company") is a global payment technology provider to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act ("CBCA").

The Company's Subordinate Voting Shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Global Select Market ("Nasdaq") both under the symbol "NVEI".

## 2. Basis of preparation and consolidation

### Statement of compliance

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Consolidated Financial Statements as at and for the years ended December 31, 2023 and 2022, were authorized for issue by the Company's Board of Directors on March 5, 2024.

### Basis of measurement

The Consolidated Financial Statements have been prepared on the historical cost basis except for:

- Contingent consideration, investments and derivative financial instruments, which are measured at fair value; and

- Share-based compensation transactions, which are measured pursuant to IFRS 2, Share-based Payment (note 16).

### Operating segment

The Company has one reportable segment for the provision of payment technology solutions to merchants and partners.

### Estimates, judgments and assumptions

The preparation of these Consolidated Financial Statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, judgements and assumptions.

 udgments

Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements include the following:

Revenue recognition (note 3)

The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance

(in thousands of US dollars, except for share and per share amounts)

obligations, the use of appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, the Company has applied judgment in assessing the principal versus agent considerations for its transaction and processing services.

Determining the fair value of identifiable intangible assets following a business combination (note 4)

The Company uses valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a forecast of total expected future net discounted cash flows. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.

Recognizing expense of share-based payments with performance conditions (note 16)

The expense recognized for share-based payments for which the performance conditions have not yet been met is based on an estimation of the probability of achieving the performance conditions and the timing of their achievement, which is difficult to predict. The final expense is only determinable when the outcome is known.

Determining the fair value of services rendered by an external party (note 16)

When issuing share-based payments in exchange for services rendered under a contract with a third party, the Company records the fair value of the services provided by the third party by estimating the fair value of the services received under the contract, rather than using the fair value of the shares issued in exchange for the services. Management applied significant judgment in determining that the fair value of the services were more reliably measurable in the exchange.

Assumptions and estimation uncertainties

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

- Estimating the recoverable amount of goodwill (note 9);

- Estimating the provision for losses on merchant accounts (note 11);

- Estimating the fair value of share-based payment transactions (note 16);

- Estimating the recoverable amount of tax balances for recognition of tax assets (note 17); and

- Estimating the fair value measurement of level 3 financial instruments (note 21).

# Nuvei Corporation

## Notes to Consolidated Financial Statements
**December 31, 2023 and 2022**

---

(in thousands of US dollars, except for share and per share amounts)

## 3. Material accounting policies and new accounting standards

The material accounting policies set out below have been applied consistently to all periods presented in these Consolidated Financial Statements, and have been applied consistently by the Company's subsidiaries, unless otherwise indicated.

### Foreign currency

Functional and presentation currency

These Consolidated Financial Statements are presented in US dollars, which is also the Company's functional currency.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of entities of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Foreign currency differences are recognized in profit or loss.

Foreign operations

The assets and liabilities of foreign operations whose functional currency is not the US dollar, including goodwill and fair value adjustments arising on acquisition, are translated to US dollars at the exchange rates at the reporting date. The revenue and expenses of foreign operations are translated into US dollars at the average exchange rate for the period.

Foreign currency differences are recognized in other comprehensive income (loss) in the cumulative translation reserve (accumulated other comprehensive income (loss)), except to the extent that the translation difference is allocated to the non-controlling interest.

### Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, and any liability and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or a liability resulting from a contingent consideration arrangement. Contingent consideration is subsequently remeasured at fair value, with any resulting gain or loss recognized and included in the consolidated statements of profit or loss and comprehensive income or loss. Contingent consideration that is payable contingent upon key employees' continued employment with the Company is expensed over the service period. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company measures goodwill as the fair value for the consideration transferred including the recognized amount of any non controlling interest in the acquiree, less the net recognized amount of the identifiable assets acquired and liabilities assumed, all measured at the acquisition

**Nuvei Corporation**

Notes to Consolidated Financial Statements
**December 31, 2023 and 2022**

(in thousands of US dollars, except for share and per share amounts)

date. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized immediately in the consolidated statements of profit or loss and comprehensive income or loss as a gain from a bargain purchase.

To estimate the fair value of the intangible assets, management uses the excess earnings method to value partner and merchant relationships and the royalty relief method to value technologies using discounted cash flow models. Management developed assumptions related to revenue and EBITDA margin forecasts, partner and merchant attrition rates, royalty rates and discount rates.

If the final purchase price allocation for a business combination is incomplete, the Company reports provisional amounts for the items for which the accounting is incomplete. Provisional amounts are adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amount recognized at that date. The measurement period is the period from the acquisition date to the date the Company obtains complete information about facts and circumstances that existed as of the acquisition date and is subject to a maximum of one year.

Transaction costs, other than those associated with the issue of debt or equity securities, and other direct costs of a business combination are not considered part of the business acquisition transaction and are expensed as incurred and recorded under selling, general and administrative expenses in the consolidated statements of profit or loss and comprehensive income or loss.

**Basis of consolidation**

Subsidiaries

Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. The financial statements of subsidiaries are included in the Consolidated Financial Statements from the date that control commences until the date that control ceases.

The Company's principal subsidiaries, their jurisdiction of incorporation and the Company's percentage ownership share of each are as follows:

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

| Subsidiary | Jurisdiction of incorporation | Ownership percentage |
|---|---|---|
| Loan Payment Pro ("LPP") | United States | 100% |
| Nuvei Commerce LLC | United States | 100% |
| Nuvei Consulting Services Ltd. | Israel | 100% |
| Nuvei International Group Limited | Guernsey | 100% |
| Nuvei Ltd. | Cyprus | 100% |
| Nuvei Technologies Corp. | Canada | 100% |
| Nuvei Technologies Inc. | United States | 100% |
| Nuvei Technology & Services B.V. | Netherlands | 100% |
| Nuvei US LLC | United States | 100% |
| Paya Holdings Inc. | United States | 100% |
| Paya Inc. | United States | 100% |
| SimplexCC Ltd. | Israel | 100% |

Non-controlling interest

In the case of a business combination involving less than 100% of ownership interests, a non-controlling interest is measured either at fair value or at the non-controlling interest's share of the identifiable net assets of the acquiree. The basis of measurement is determined on a transaction-by-transaction basis. Changes in the Company's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any revenue and expenses arising from intercompany transactions, are eliminated in preparing the Consolidated Financial Statements.

**Revenue from contracts with customers**

Performance obligations and revenue recognition policies

Revenues are recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for these goods and services. The following describes the nature and timing of the satisfaction of performance obligation in contracts with customers, including significant payment terms, and the related revenue recognition policies.

Merchant transaction and processing services

Revenue from the Company's merchant transaction and processing services revenues are derived primarily from e-commerce and retail point-of-sale payment processing services, and stem from relationships with individual merchants and partners. Additionally, transaction and processing services revenues are governed by contracts with financial services institutions and other merchant acquirers. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for merchants.

(in thousands of US dollars, except for share and per share amounts)

The Company's transaction and processing revenues primarily comprise (a) fees calculated based on a percentage of monetary value of transactions processed; (b) fees calculated based on number of transactions processed; (c) service and subscription fees; or (d) some combination thereof that are associated with transaction and processing services.

The Company's promise to its customers is to stand ready to process transactions the customer requests on a daily basis over the contract term. The Company has determined that the transaction and processing services represent a stand-ready series of distinct days of service that are substantially the same and have the same pattern of transfer to the customer. As a result, the Company has determined that merchant arrangements for transaction and processing services represent one performance obligation. Substantially all of the Company's revenues are recognized over time as a daily series over the term of the contracts.

To provide the transaction and processing services, the Company routes and clears each transaction, and obtains authorization for the transaction and requests funds settlement from the applicable financial institution, through the applicable payment network. When third parties are involved in the transfer of goods or services to a customer, the Company considers the nature of each specific promised good or service and applies judgment to determine whether it controls the good or service before it is transferred to a customer or whether it is acting as an agent of the third party. To determine whether or not it controls the good or service before it is transferred to the customer, the Company assesses a number of indicators including whether it or the third party is primarily responsible for fulfillment and which party has discretion in determining pricing for the good or service. Based on the Company's assessment of these indicators, it has concluded that its promise to the customer to provide transaction and processing services is distinct from the services provided by the card issuing financial institutions and payment networks in connection with payment transactions. When the Company does not have the ability to direct the use of and obtain substantially all of the benefits of the services provided by the card issuing financial institutions and payment networks before these services are transferred to the customer, and on that basis, it does not control these services prior to being transferred to the customer, the Company presents revenues net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks. In all other instances, the transaction and processing services revenue is reported on a gross basis, as the Company has determined it is the principal in the arrangement.

Since the timing and quantity of transactions to be processed by the Company is not determinable in advance, and the consideration received is contingent upon the customers' uses (e.g. a percentage of the transaction value or a fixed fee per transaction, number of payment transactions processed, or number of cards on file), the total transaction price is variable. The Company has determined that the performance obligation to provide merchant transaction and processing services meets the allocation of variable consideration exception criteria in that (a) the terms of the variable payment relate specifically to the entity's efforts to satisfy the performance obligation or transfer the distinct service and (b) allocating the variable amount of consideration entirely to the performance obligation or the distinct good or service is consistent with the allocation objective when considering all of the performance obligations and payment terms in the contract. As a result, the Company allocates and recognizes variable consideration in the period it has the contractual right to invoice the customer.

Other revenue

The Company may sell hardware ("point-of-sale equipment") as part of its contracts with customers. Hardware consists of terminals or gateway devices. The Company does not manufacture hardware but purchases hardware from third-party vendors and holds the hardware in inventory until purchased by a customer. The Company accounts for sales of hardware as a separate performance obligation and recognizes the revenue at its stand-

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

alone selling price when a customer obtains control of the hardware, which is generally when the hardware is shipped.

### Interest revenue

Interest revenue may be earned on funds held on behalf of customers. While this is not revenue earned from contracts with customers, the Company presents interest revenue on customer funds in revenue since it is earned on funds that are held as part of the Company's revenue generating activities.

### Cash and cash equivalents

Cash and cash equivalents comprise deposits in banks and highly liquid investments having an original maturity of three months or less.

### Segregated funds and due to merchants

Segregated funds are comprised of both settlements' receivable and amounts held in segregated bank accounts, which are held on behalf of merchants where the Company is in the flow of funds in the settlement transaction cycle. A corresponding liability (due to merchants) is recognized for the amounts to be settled to merchants. The segregated bank accounts are held with the Company's banks and are segregated from operating funds. Both the segregated funds and the due to merchants are derecognized when the transaction is settled with the merchant.

### Property and equipment

Recognition and measurement

Property and equipment are recorded at cost, less accumulated depreciation and accumulated impairment losses. If significant parts of an item of property and equipment have different useful lives, then they are accounted for as separate items (major components) of property and equipment.

Depreciation

Depreciation is calculated to expense the cost of items of property and equipment less their estimated residual values using the straight-line method over their estimated useful lives and is recognized in the consolidated statements of profit or loss as follows:

| Assets | Period |
|---|---:|
| Point-of-sale terminals | 3 to 5 years |
| Computer equipment | 3 years |
| Office equipment, furniture and fixtures | 5 years |
| Leasehold improvements | Lease term |
| Right-of-use assets – office leases | Lease term |

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

**Intangible assets and goodwill**

*Recognition and measurement*

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at their respective dates of acquisition. Goodwill is carried at cost less accumulated impairment losses.

Research and development of software

The Company develops software that is used in providing processing services to customers.

Expenditure on research activities is recognized in the consolidated statements of profit or loss as incurred.

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in the consolidated statements of profit or loss as incurred. Subsequent to initial recognition, development expenditure is carried at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets

Other intangible assets, including trademarks, technologies, distributor commission buyouts and partner and merchant relationships, that are acquired by the Company and have finite useful lives are carried at cost less accumulated amortization and any accumulated impairment losses. Distributor commission buyouts represent amounts paid to an independent sales organization to buy out their rights to future residual commission payments. When a portion of the consideration paid is variable, it is carried at fair value with changes in value recognized as an adjustment to the cost of the intangible assets.

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in the consolidated statements of profit or loss as incurred.

Amortization

Amortization is calculated to expense the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in the consolidated statements of profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative years are as follows:

| Assets | Period |
| --- | ---: |
| Technologies | 3 - 15 years |
| Partner and merchant relationships | 5 - 15 years |
| Development costs and software | 3 - 5 years |
| Distributor commission buyouts | 7 years |
| Trademarks | 3 - 15 years |

Amortization methods, useful lives and residual values are reviewed at each reporting date and are adjusted if appropriate.

(in thousands of US dollars, except for share and per share amounts)

### Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill is tested for impairment annually as at October 1 and whenever an impairment trigger is identified.

For impairment testing purposes, assets that cannot be tested individually are grouped to form the smallest group of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets ("cash-generating units" or "CGUs"). Goodwill is allocated to the CGU or CGU group that is expected to benefit from the synergies resulting from the business combination. Each unit or group of units to which goodwill is allocated is not to be larger than an operating segment.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. The recoverable amount is the higher of an asset or a CGU's fair value less costs to sell and its value in use. Fair value is determined through various valuation techniques including discounted cash flow models, valuation multiples, quoted market values and third party independent appraisals, as considered necessary. The discounted cash flow models take into consideration management's estimates of future cash flows for each asset or CGU, which are then discounted using a discount rate that reflects current market appraisals of the time value of money and of risks of the specific asset. The data used for the impairment tests are directly related to the most recent forecast approved by the management and are adjusted as needed to exclude the impact of future restructuring and improvements to assets.

Impairment losses are recognized in the consolidated statements of profit and loss. When recognized as CGUs, impairment losses are first allocated to reduce the carrying amount of goodwill allocated to the CGU, and then to reduce the carrying amount of the other assets of the CGU on a pro rata basis on the basis of the carrying amount of each asset in the CGU.

Goodwill impairment losses are not reversed. Impairment losses on non-financial assets other than goodwill are assessed at each reporting date for any indications that the loss has decreased or has been eliminated. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recorded.

### Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

(in thousands of US dollars, except for share and per share amounts)

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company; or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

### Provision for losses on merchant accounts

Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant's favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by the Company. The Company then charges back to the merchant the amount refunded to the financial institution. As such, the Company is exposed to credit risk in relation to the merchant since the Company assumes the repayment to the merchant's customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse the Company. The Company also offers transaction guarantee solutions to certain merchants.

A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. Management evaluates the risk for such transactions and estimates the loss for disputed transactions based primarily on historical experience and other relevant factors. Management analyzes the adequacy of its provision for losses on merchant accounts in each reporting period.

The net charge for the provision for merchant losses is presented in selling, general and administrative expenses in the consolidated statements of profit or loss and comprehensive income or loss. When a transaction guarantee solution is provided in the merchant agreement, the related provision for merchant losses is presented in cost of revenue.

### Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use assets are presented within property and equipment.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

## Notes to Consolidated Financial Statements
**December 31, 2023 and 2022**

(in thousands of US dollars, except for share and per share amounts)

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is periodically assessed for impairment losses, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company's incremental borrowing rate unless the interest rate implicit in the lease can be readily determined.

Lease payments included in the measurement of the lease liability comprise:

- fixed payments, including in-substance fixed payments;

- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- amounts expected to be payable under a residual value guarantee; and

- the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statements of profit or loss if the carrying amount of the right-of-use asset has been reduced to nil.

At commencement or on modification of a contract that contains a lease component, the Company has elected not to separate non-lease components and instead to account for the lease and non-lease components as a single lease component.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases of low-value assets. The Company recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

**Financial instruments**

Recognition and initial measurement

Financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

Classification and subsequent measurement

Financial instruments are classified into the following specified categories: amortized cost, fair value through other comprehensive income ("FVOCI") or fair value through profit or loss ("FVTPL"). The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. The Company's financial instruments have been classified as follows:

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

| Financial instruments | Classification |
|---|---|
| **Financial assets** | |
| Cash and cash equivalents | Amortized cost |
| Trade and other receivables | Amortized cost |
| Segregated funds | Amortized cost |
| Advances to third parties | FVTPL |
| Processor and other deposits | Amortized cost |
| Loan receivable [1] | Amortized cost |
| Derivative financial asset [1] | FVOCI |
| Investments [2] | FVTPL |
| Investments [2] | FVOCI |
| | |
| **Financial liabilities** | |
| Trade and other payables | Amortized cost |
| Derivative financial liability [3] | FVOCI |
| Due to merchants | Amortized cost |
| Loans and borrowings | Amortized cost |

[1] Loan receivable and derivative financial asset are presented as Other current assets in the consolidated statements of financial position

[2] Investments are presented as Other non-current assets in the consolidated statements of financial position

[3] Derivative financial liability is presented as Other current liabilities and Other non-current liabilities in the consolidated statements of financial position

Financial assets classified and measured at amortized cost are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured using the effective interest method, less any impairment loss if:

• The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

• The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

Interest income or expense is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Financial assets that do not meet the above conditions are classified and measured at FVTPL and any transaction costs are expensed as incurred.

A financial liability is classified at FVTPL if it is classified as held-for-trading, it is a contingent consideration in a business combination, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value are measured at fair value and net gains and losses, including interest expense, are recognized in the consolidated statements of profit or loss.

(in thousands of US dollars, except for share and per share amounts)

### Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expired. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. The Company reviews quantitative and qualitative factors in determining if the terms of the modified liability are substantially different. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in the consolidated statements of profit or loss.

### Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statements of financial position only when the Company has a legal right to set off the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

### Impairment of non-derivative financial assets

At each reporting date, the Company recognizes loss allowances for expected credit losses ("ECL") on financial assets carried at amortized cost.

The Company's trade and other receivables are accounts receivable with no financing component and have maturities of less than 12 months, and as such the Company applies the simplified approach for ECLs. As a result, the Company does not track changes in credit risk related to its trade and other receivables, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.

For other financial assets subject to impairment, the Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:

• debt securities that are determined to have low credit risk at the reporting date; and

• other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

The Company's approach to ECLs reflects a probability-weighted outcome, the time value of money and reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions. The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

The Company uses the provision matrix as a practical expedient to measure ECLs on accounts receivable, based on days past due for groupings of receivables with similar loss patterns. Accounts receivable are grouped based on their nature. The provision matrix is based on historical and experience observed loss rates over the expected life of the receivables with merchants and processors, and is adjusted for forward-looking estimates. The Company also considers collection experience and makes estimates regarding collectability based on trends and aging.

# Nuvei Corporation

## Notes to Consolidated Financial Statements
**December 31, 2023 and 2022**

(in thousands of US dollars, except for share and per share amounts)

### Hedging and derivative financial instruments

edging relationships

The Company may enter into derivative financial instruments to hedge its market risk exposures. On initial designation of new hedges, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objective and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated.

For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income (loss).

Derivative financial instruments are recognized initially at fair value, and attributable transaction costs are recognized in net income as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net income (loss), the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income (loss) and presented in accumulated other comprehensive income (loss) as part of equity. The amount recognized in other comprehensive income (loss) is removed and included in net income (loss) under the same line item in the consolidated statements profit or loss as the hedged item, in the same period that the hedged cash flows affect net income (loss). Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net income (loss). If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income (loss) is recognized immediately in net income (loss).

### Share capital

Common shares

Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of tax effects.

Share capital repurchase

When the Company implements a normal course issuer bid ("NCIB") and it controls the amount and timing of the repurchase being made, the Company recognizes the share capital repurchase on the trade date. For each share repurchased and cancelled, the Company reduces share capital by the weighted average cost of the related category of shares and any difference between the amount paid, including transaction costs, and the weighted average cost of the related category of shares is recorded directly in retained earnings or deficit.

When the Company enters into an agreement, such as an automatic share purchase plan ("ASPP"), under which it has a contractual obligation to purchase its own shares, subject to certain pre-determined limitations, the Company initially records this obligation as a financial liability at fair value with a corresponding reduction of

(in thousands of US dollars, except for share and per share amounts)

equity. The share repurchase liability is carried at fair value until it is settled or upon termination of the agreement, with any change in fair value being recorded in the finance costs line item in the consolidated statements of profit or loss.

### Share-based payment arrangements

The Company has authorized long-term incentive plans under which options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") can be granted. The grant date fair value of equity-settled share-based arrangements granted to directors, officers, employees and consultants is recognized as an expense, with a corresponding increase in equity, over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards with which the related service is expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service at the vesting date.

When the Company grants share-based arrangements that vest upon reaching certain performance conditions, the Company assesses, at the grant date, whether those performance conditions are market or non-market conditions. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. For non-market conditions, the Company estimates the expected outcome of the performance targets and how many options and PSUs are expected to vest. The Company revises those estimates and related expense until the final outcome is known.

When share-based arrangements have been communicated and service inception date is deemed to have occurred but a shared understanding of the terms and conditions of the arrangement has not been reached, an expense, with a corresponding increase in equity, is recognized over the vesting period of the awards based on the best estimate of fair value at grant date. A shared understanding of the terms and conditions is not met if the outcome of the arrangement is based primarily on subjective factors. The fair value at grant date will be revised at every reporting period until the outcome is known.

### Net income (loss) per share

Basic income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to common shareholders of the Company, adjusted as necessary for the impact of potentially dilutive securities, by the weighted average number of common shares outstanding during the period and the impact of securities that would have a dilutive effect on income (loss) per share.

### Income taxes

Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in the consolidated statements of profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

The Company recognizes the tax benefit from an uncertain tax position only if it is probable that the tax position will be sustained based on its technical merits. The Company measures and records the tax benefits from such a position based on the largest benefit that is probable of being realized upon ultimate settlement. The Company's estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available.

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

Current income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable with respect to previous years.

Deferred income taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity or on different tax entities, but the entities intend to settle current tax liabilities and assets on a net basis or the tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

### New accounting standards and interpretations adopted

The following amendments were adopted on January 1, 2023:

Amendments to IAS 12 Income taxes

The amendments provide a temporary exception from the requirement to recognise and disclose deferred income taxes arising from substantively enacted or enacted tax legislation that implements the Pillar Two model rules, as published by the Organization for Economic Development and Co-operation ("OECD"). The amendments also introduce targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before these rules are applicable. The Company has applied these amendments and updated its disclosures in the Consolidated Financial Statements (Note 17).

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information

The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. The Company has applied these amendments.

### New accounting standards and interpretations issued but not yet adopted

The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. Management does not expect that these amendments will have a material impact on the consolidated financial statements.

Amendments to liability classification

On October 31, 2022, the IASB issued new amendments to IAS 1 in addition to the previous amendment issued in 2020 that clarify requirements when classifying liabilities as non-current and extend the application period to January 1, 2024.

When an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to the covenants which an entity is required to comply with within twelve months of the reporting date, this amendment requires the entity to disclose information in the notes that enables users of financial statements to understand the risk that the liability could become repayable within twelve months of the reporting period, including:

(a) the carrying amount of the liability;

(b) information about the covenants;

(c) facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants. Such facts and circumstances could also include the fact that the entity would not have complied with the covenants based on its circumstances at the end of the reporting period.

(in thousands of US dollars, except for share and per share amounts)

## 4. Business combinations

### Transactions for the year ended December 31, 2023

### Paya Holdings Inc.

On February 22, 2023, the Company acquired 100% of the shares of Paya Holdings Inc. ("Paya"), a leading U.S. provider of integrated payment and frictionless commerce solutions, for a total consideration of $1,401,261, comprised of $1,391,435 in cash and $9,826 of the portion of replacement share-based awards that was considered part of the consideration transferred. The cash consideration included the settlement by the Company of seller-related payments of $51,876 paid by Paya immediately prior to closing and thereby increased the calculated purchase price. The Company determined that the transaction met the definition of a business combination. Acquisition costs of $15,470 have been expensed during the year ended December 31, 2023. For the period from the acquisition date to December 31, 2023, Paya contributed revenue of $262,640 and net income of $38,385. The net income includes the amortization of identifiable intangible assets acquired.

Assuming this business combination would have been completed on January 1, 2023, Paya would have contributed pro forma revenue of approximately $302,558 and pro forma net income of approximately $39,105 for the year ended December 31, 2023. In determining these amounts, the Company assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2023. To align with the Company's presentation, Paya's revenue contribution amounts are presented net of interchange fees, which was not the case for a small portion of fees prior to its acquisition by the Company.

Paya has become part of the Company's United States federal consolidated tax group. During the year ended December 31, 2023, this resulted in the offset of deferred tax assets of the Company with the deferred tax liabilities of Paya.

Since the initial purchase price allocation was recognized, the portion of replacement share-based awards that was considered part of the consideration transferred has been increased by $2,781, current assets decreased by $1,284, current liabilities increased by $359 and deferred tax liabilities increased by $1,031 relating to new information obtained about facts and circumstances that existed at the time of acquisition. Those adjustments to the provisional amounts have been recorded with a corresponding impact on goodwill of $5,455.

### Other

On March 1, 2023, the Company acquired certain assets of a service provider. The Company determined that the transaction met the definition of a business combination. The total cash consideration for this acquisition was $10,000. Acquisition costs of $129 have been expensed during the year ended December 31, 2023. For the period from the acquisition date to December 31, 2023, those assets contributed revenue of $1,874 and net loss of $3,237. The net loss includes the amortization of identifiable intangible assets acquired resulting from the transaction on March 1, 2023.

Assuming this business combination would have been completed on January 1, 2023, the Company estimates that those assets would have contributed pro forma revenue of $2,146 and pro forma net loss of $3,973 for the year ended December 31, 2023. In determining these amounts, the Company has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2023.

## Notes to Consolidated Financial Statements
**December 31, 2023 and 2022**

(in thousands of US dollars, except for share and per share amounts)

### Purchase Price Allocation

The following table summarizes the final amounts of assets acquired and liabilities assumed at the acquisition date for acquisitions in the year ended December 31, 2023:

| | Paya $ | Other $ | Total $ |
|---|---:|---:|---:|
| **Assets acquired** | | | |
| Cash | 21,657 | — | 21,657 |
| Segregated funds | 244,798 | — | 244,798 |
| Trade and other receivables | 23,263 | — | 23,263 |
| Inventory | 293 | — | 293 |
| Prepaid expenses | 2,816 | — | 2,816 |
| Property and equipment | 5,419 | 12 | 5,431 |
| Processor deposits | 385 | — | 385 |
| Intangible assets | | | |
|    Software | 3,131 | — | 3,131 |
|    Trademarks | 16,607 | — | 16,607 |
|    Technologies | 178,173 | 6,908 | 185,081 |
|    Partner and merchant relationships | 455,364 | — | 455,364 |
| Goodwill[1] | 864,172 | 3,193 | 867,365 |
| | 1,816,078 | 10,113 | 1,826,191 |
| **Liabilities assumed** | | | |
| Trade and other payables | (30,037) | (113) | (30,150) |
| Current portion of loans and borrowings | (1,142) | — | (1,142) |
| Other current liabilities | (3,142) | — | (3,142) |
| Due to merchants | (244,798) | — | (244,798) |
| Income taxes payable | (1,696) | — | (1,696) |
| Loans and borrowings | (2,492) | — | (2,492) |
| Deferred tax liabilities | (131,510) | — | (131,510) |
| | (414,817) | (113) | (414,930) |
| **Total consideration** | | | |
| Cash paid | 1,391,435 | 10,000 | 1,401,435 |
| Share-based payments (note 16) | 9,826 | — | 9,826 |
| | 1,401,261 | 10,000 | 1,411,261 |

[1] Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Paya acquisition is not deductible for income tax purposes.

(in thousands of US dollars, except for share and per share amounts)

## 5. Trade and other receivables

|  | 2023 | 2022 |
|---|---|---|
|  | $ | $ |
| Trade receivables | 74,409 | 36,298 |
| Due from processing banks | 21,403 | 19,133 |
| Other receivables | 9,943 | 5,797 |
| **Total** | 105,755 | 61,228 |

## 6. Inventory

For the year ended December 31, 2023, the cost of revenue includes inventory costs of $2,574 (2022 – $2,041) and there was no write-down to net realizable value (nil in 2022).

## 7. Other assets

a) Other current assets

Other current assets comprise the following:

|  | Note | 2023 | 2022 |
|---|---|---|---|
|  |  | $ | $ |
| Loan receivable | 26 | 6,905 | — |
| Derivative financial asset | 21 | 677 | — |
|  |  | 7,582 | — |

b) Other non-current assets

Other non-current assets comprise the following:

|  | Note | 2023 | 2022 |
|---|---|---|---|
|  |  | $ | $ |
| Investment measured at fair value through profit or loss | 21 | 3,699 | 2,004 |
| Investment measured at fair value through other comprehensive income | 21 | 25,862 | — |
| Other |  | 6,040 | 678 |
|  |  | 35,601 | 2,682 |

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

## 8. Property and equipment

| | Note | Point-of-sale terminals $ | Computer equipment $ | Office equipment, furniture and fixtures $ | Leasehold improvements $ | Right-of-use assets – Office leases $ | Total |
|---|---|---|---|---|---|---|---|
| **Cost** | | | | | | | |
| Balance as at December 31, 2021 | | 3,632 | 9,764 | 1,742 | 3,901 | 13,806 | 32,845 |
| Acquisitions | | 1,182 | 10,810 | 529 | 1,223 | 8,376 | 22,120 |
| Disposal | | — | (2,038) | (24) | (220) | — | (2,282) |
| Fully depreciated assets | | — | (945) | — | (196) | (424) | (1,565) |
| Effect of movements in exchange rates | | (280) | (228) | (14) | 7 | (233) | (748) |
| Balance as at December 31, 2022 | | 4,534 | 17,363 | 2,233 | 4,715 | 21,525 | 50,370 |
| Acquisitions | | 1,078 | 8,683 | 89 | 350 | 1,194 | 11,394 |
| Disposal | | — | (1) | (59) | (398) | (1,828) | (2,286) |
| Acquisition through business combinations | 4 | — | 1,530 | 194 | 386 | 3,321 | 5,431 |
| Fully depreciated assets | | — | (1,625) | — | (702) | — | (2,327) |
| Effect of movements in exchange rates | | 113 | (102) | 56 | 100 | 93 | 260 |
| Balance as at December 31, 2023 | | 5,725 | 25,848 | 2,513 | 4,451 | 24,305 | 62,842 |
| | | | | | | | |
| **Accumulated depreciation** | | | | | | | |
| Balance as at December 31, 2021 | | 2,220 | 3,725 | 568 | 1,253 | 6,223 | 13,989 |
| Depreciation | | 597 | 3,815 | 280 | 451 | 3,340 | 8,483 |
| Disposal | | — | (2,036) | (13) | (87) | — | (2,136) |
| Fully depreciated assets | | — | (945) | — | (196) | (424) | (1,565) |
| Effect of movement in exchange rates | | (163) | (48) | (8) | (16) | (47) | (282) |
| Balance as at December 31, 2022 | | 2,654 | 4,511 | 827 | 1,405 | 9,092 | 18,489 |
| Depreciation | | 703 | 7,794 | 397 | 694 | 4,860 | 14,448 |
| Disposal | | — | — | (30) | (1) | (1,101) | (1,132) |
| Fully depreciated assets | | — | (1,625) | — | (702) | — | (2,327) |
| Effect of movement in exchange rates | | 110 | 47 | — | 71 | 42 | 270 |
| Balance as at December 31, 2023 | | 3,467 | 10,727 | 1,194 | 1,467 | 12,893 | 29,748 |
| | | | | | | | |
| **Carrying amounts** | | | | | | | |
| At December 31, 2022 | | 1,880 | 12,852 | 1,406 | 3,310 | 12,433 | 31,881 |
| At December 31, 2023 | | 2,258 | 15,121 | 1,319 | 2,984 | 11,412 | 33,094 |

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

## 9. Intangible assets and goodwill

### a)  Intangible assets

| | Note | Technologies $ | Partner and merchant relationships $ | Development costs and software $ | Distributor commission buyouts $ | Trademarks $ | Total intangible assets $ | Goodwill $ |
|---|---|---|---|---|---|---|---|---|
| **Cost** | | | | | | | | |
| Balance as at December 31, 2021 | | 402,332 | 495,110 | 73,154 | — | 11,935 | 982,531 | 1,126,768 |
| Acquisitions | | 173 | — | 34,405 | 2,597 | — | 37,175 | — |
| Acquisition through business combinations | | — | — | — | — | — | — | (1,359) |
| Settlement of advances to a third party | | — | 12,967 | — | — | — | 12,967 | — |
| Transfer | | — | 137 | (137) | — | — | — | — |
| Disposal | | — | — | (36) | — | — | (36) | — |
| Fully amortized assets | | (3,344) | (114,781) | — | — | (7,109) | (125,234) | — |
| Effect of movements in exchange rates | | (3,478) | (6,504) | (1,221) | (59) | — | (11,262) | (10,816) |
| Balance as at December 31, 2022 | | 395,683 | 386,929 | 106,165 | 2,538 | 4,826 | 896,141 | 1,114,593 |
| Acquisitions | | 785 | — | 44,095 | 20,318 | — | 65,198 | — |
| Acquisition through business combinations | 4 | 185,081 | 455,364 | 3,131 | — | 16,607 | 660,183 | 867,365 |
| Settlement of advances to a third party | | — | 2,047 | — | — | — | 2,047 | — |
| Disposal | | — | — | — | — | (4) | (4) | — |
| Fully amortized assets | | — | (18,943) | (6,581) | — | — | (25,524) | — |
| Effect of movements in exchange rates | | 1,621 | 3,886 | 737 | (114) | 2 | 6,132 | 5,779 |
| Balance as at December 31, 2023 | | 583,170 | 829,283 | 147,547 | 22,742 | 21,431 | 1,604,173 | 1,987,737 |
| | | | | | | | | |
| **Accumulated amortization** | | | | | | | | |
| Balance as at December 31, 2021 | | 44,762 | 148,056 | 33,310 | — | 8,803 | 234,931 | — |
| Amortization | | 29,118 | 47,214 | 15,584 | — | 1,093 | 93,009 | — |
| Disposal | | — | — | (7) | — | — | (7) | — |
| Fully amortized assets | | (3,344) | (114,781) | — | — | (7,109) | (125,234) | — |
| Effect of movements in exchange rates | | (266) | (432) | (855) | — | — | (1,553) | — |
| Balance as at December 31, 2022 | | 70,270 | 80,057 | 48,032 | — | 2,787 | 201,146 | — |
| Amortization | | 40,312 | 55,342 | 20,376 | 3,192 | 2,753 | 121,975 | — |
| Fully amortized assets | | — | (18,943) | (6,581) | — | — | (25,524) | — |
| Effect of movements in exchange rates | | 341 | 745 | 378 | 64 | — | 1,528 | — |
| Balance as at December 31, 2023 | | 110,923 | 117,201 | 62,205 | 3,256 | 5,540 | 299,125 | — |
| | | | | | | | | |
| **Carrying amounts** | | | | | | | | |
| At December 31, 2022 | | 325,413 | 306,872 | 58,133 | 2,538 | 2,039 | 694,995 | 1,114,593 |
| At December 31, 2023 | | 472,247 | 712,082 | 85,342 | 19,486 | 15,891 | 1,305,048 | 1,987,737 |

(in thousands of US dollars, except for share and per share amounts)

b) Goodwill impairment test

For the years ended December 31, 2023 and 2022, the Company performed its annual impairment test of goodwill. For the purposes of impairment testing, goodwill has been allocated to the Company's CGUs, which represent the lowest level within the Company at which goodwill is monitored for internal management purposes, as follows:

| | Notes | Nuvei Corporation [1] | Digital Payments [2] | LPP | Total |
|---|---|---|---|---|---|
| | | $ | $ | $ | $ |
| Balance as at December 31, 2021 | | 373,738 | 737,647 | 15,383 | 1,126,768 |
| Acquisitions through business combinations | | (1,359) | — | — | (1,359) |
| Effect of movements in exchange rates | | — | (10,816) | — | (10,816) |
| Balance as at December 31, 2022 | | 372,379 | 726,831 | 15,383 | 1,114,593 |
| Acquisitions through business combinations | 4 | 864,172 | 3,193 | — | 867,365 |
| Effect of movements in exchange rates | | — | 5,779 | — | 5,779 |
| Balance as at December 31, 2023 | | 1,236,551 | 735,803 | 15,383 | 1,987,737 |

[1] Includes the acquisition of Paya (note 4)

[2] Includes the acquisition of a service provider (note 4)

The Company determined the recoverable amounts of the CGUs based on the fair value less costs to sell method, estimated using an income approach and further validated using a market approach, which is the adjusted EBITDA multiple. The Company concluded that the recoverable amount of the CGUs subject to the annual test was greater than their carrying amount. As such, no impairment charge was recorded during 2023 and 2022.

The fair values were based on a discounted cash flows, which takes into account the most recent financial forecasts approved by management. The key assumptions for the fair value less costs to sell method include estimated revenue and EBITDA margin forecasts in determining future forecasted cash flows, as well as discount rates applied to forecasted cash flows. The values assigned to the key assumptions represent management's assessment of future trends and have been based on historical data from external and internal sources. No reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill.

# Nuvei Corporation

Notes to Consolidated Financial Statements
**December 31, 2023 and 2022**

(in thousands of US dollars, except for share and per share amounts)

## 10. Trade and other payables

Trade and other payables comprise the following:

|  | 2023 | 2022 |
|---|---:|---:|
|  | $ | $ |
| Trade payables | 70,125 | 43,813 |
| Accrued bonuses and other compensation-related liabilities | 52,155 | 36,379 |
| Sales tax payable | 7,295 | 8,007 |
| Interest payable | 3,982 | 458 |
| Due to merchants not related to segregated funds | 29,105 | 20,076 |
| Other accrued liabilities | 16,753 | 16,800 |
|  | 179,415 | 125,533 |

Information about the Company's exposure to currency and liquidity risk is included in note 20.

## 11. Other liabilities

a)   Other current liabilities

Other current liabilities comprise the following:

|  | Note | 2023 | 2022 |
|---|:---:|---:|---:|
|  |  | $ | $ |
| Provision for losses on merchant accounts |  | 5,280 | 2,693 |
| Derivative financial liability | 21 | 628 | — |
| Other |  | 1,951 | 1,531 |
|  |  | 7,859 | 4,224 |

The movements in the provision for losses on merchant accounts are as follows:

|  | 2023 | 2022 |
|---|---:|---:|
|  | $ | $ |
| Balance – Beginning of year | 2,693 | 6,265 |
| Provision made during the year | 7,463 | 2,818 |
| Provision used or reversed during the year | (4,899) | (6,390) |
| Effect of movements in exchange rates | 23 | — |
| Balance – End of year | 5,280 | 2,693 |

(in thousands of US dollars, except for share and per share amounts)

b)   Other non-current liabilities

Other non-current liabilities comprise the following:

| | Note | 2023 | 2022 |
|---|---|---|---|
| | | $ | $ |
| Derivative financial liability | 21 | 7,152 | — |
| Other | | 3,222 | 2,434 |
| | | 10,374 | 2,434 |

## 12. Loans and borrowings

The terms and conditions of the Company's loans and borrowings are as follows:

| | | 2023 | | 2022 | |
|---|---|---|---|---|---|
| | Notes | Facility | Carrying amount | Facility | Carrying amount |
| | | $ | $ | $ | $ |
| **Amended and restated credit facilities** | (a), (b) | | | | |
| Term loan | | 1,275,000 | 1,248,270 | 504,292 | 498,199 |
| Revolving credit facility | | 800,000 | — | 385,000 | — |
| Total | | | 1,248,270 | | 498,199 |
| | | | | | |
| Lease liabilities | (c) | | 12,274 | | 12,555 |
| | | | 1,260,544 | | 510,754 |
| Current portion of loans and borrowings | | | (12,470) | | (8,652) |
| Loans and borrowings | | | 1,248,074 | | 502,102 |

Facility amount represents the principal amount of each credit facility. The carrying amount of loans and borrowings is presented net of unamortized deferred financing fees. Financing fees relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method.

On December 19, 2023 the Company amended and restated the terms of its credit facilities to increase the total financing capacity available under that facility from $500,452 as of September 30, 2023 to $1,275,000 in the form of term loans and from $385,000 to $800,000 in the form of a revolving credit facility. The outstanding principal of the term loan is payable quarterly at an annual rate of 1.00% and the remaining balance is payable at maturity, which was extended by five years to December 19, 2030. The maturity of the revolving credit facility was extended by four years to December 19, 2028. This amendment and restatement was treated as a debt extinguishment and resulted in an accelerated amortization of deferred financing fees of $15,094. Concurrently with the agreement, the Company borrowed $1,275,000 under the amended and restated term loan facility, which was recorded net of the associated financing fees of $26,539.

(in thousands of US dollars, except for share and per share amounts)

a)   Amended and restated credit facilities

i)   Loans drawn in US dollars under the term loan facilities bear interest at the Term SOFR plus 3.00% per annum or the ABR[1] rate plus 4.00% per annum. Loans drawn in US dollars under the revolving credit facility bear interest at the Term SOFR plus 2.50% per annum or the ABR[1] rate plus 1.50% per annum until March 31, 2024 and, thereafter, at the rate per annum established based on the total leverage ratio for the most recently completed fiscal quarter.  As at December 31, 2023, interest rate on the outstanding Term loan facilities was 8.46% (December 31, 2022 – 6.89%).

ii)   Loans drawn in Canadian dollars under the credit facilities bear interest at the Canadian prime rate plus 1.50% per annum or Term Canadian Overnight Repo Rate Average ("CORRA") rate plus 2.50% per annum. As at December 31, 2023 and December 31, 2022 there was no loan denominated in Canadian dollars.

iii)   Loans drawn in Euros under the credit facilities bear interest at the EURO InterBank Offered Rate ("EURIBOR") rate plus 2.50% per annum. As at December 31, 2023 and December 31, 2022 there was no loan denominated in Euros.

iv)   Loans drawn in Sterling under the credit facilities bear interest at the Sterling OverNight Index Average ("SONIA") rate plus 2.50% per annum. As at December 31, 2023 and December 31, 2022 there was no loan denominated in Sterling.

[1] The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.50%;  b) Adjusted Term SOFR for a one-month tenor plus 1%; c) Prime Rate; and d) 1.00%.

**Guarantees and covenants**

Borrowings under the facilities, subject to customary exceptions, are secured by all current and future assets of the Company and its existing and future subsidiaries. The continued availability of the credit facilities is subject to the Company's ability to maintain a total leverage ratio of less than or equal to 5.00 : 1.00 prior to March 31, 2025 (7.00 : 1.00 as of December 31, 2022), and with the ratio decreasing by 0.25 year over year every March 31, until it reaches 4.00 : 1.00 for the period on or after March 31, 2028. The total leverage ratio considers the Company's consolidated net debt, calculated as long-term debt less certain unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit facility. The Company is in compliance with all applicable covenants as at December 31, 2023 and December 31, 2022.

b)   Reducing revolving credit facility

On February 22, 2023, concurrent with the completion of the Paya acquisition (Note 4), the Company entered into a reducing revolving credit facility in an amount of $800,000. Commencing on June 30, 2023, the commitments in respect of this facility were automatically permanently reduced by $10 million on the last day of each fiscal quarter. The maturity date of this facility was September 28, 2025. Borrowings under the reducing revolving credit facility bore interest, at the Company's option, at either (a) Term SOFR (including a 0.10% credit spread adjustment) plus a margin ranging from 2.50% to 3.25% per annum or (b) the ABR[1] plus a margin ranging from 1.50% to 2.25% per annum, in each case, based on a first lien leverage ratio. The reducing revolving credit facility was paid in full and extinguished as part of the amended and restated credit facilities on December 19, 2023.

(in thousands of US dollars, except for share and per share amounts)

The reducing revolving credit facility was secured by all current and future assets of the Company and its existing and future subsidiaries, subject to customary exceptions. The continued availability of the reducing revolving facility was subject to the Company's ability to maintain a total leverage ratio of less than or equal to 4.50 : 1.00 for the test period before September 30, 2023, and with the ratio decreasing by 0.25 on October 1, 2023 and every six months thereafter, until it reaches 3.50 : 1.00 on March 31, 2025. The total leverage ratio considered the Company's consolidated net debt, calculated as long-term debt less certain unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit facility. The Company had to also maintain its interest coverage ratio above 2.50 : 1.00 for any test period. The interest coverage ratio considered the Company's consolidated adjusted EBITDA, calculated in accordance with the terms of the agreement, to consolidated cash interest expense. The Company was in compliance with all applicable covenants through the extinguishment of the facility.

[1] The Alternate Base Rate is defined as a rate per annum equal to the higher of a) Federal funds effective rate + 0.50%; b) Adjusted Term SOFR for a one-month tenor plus 1.00%; c) Prime Rate; and d) 1.00%.

As at December 31, 2023, the Company had letters of credit issued totaling $56,175 (2022 - $46,125). Letters of credit do not reduce the amount that can be drawn on the Company's revolving credit facility.

c)    Lease liabilities

The Company enters into lease arrangements for the use of office space. The weighted average of incremental borrowing rates used to discount the outstanding leases as at December 31, 2023 was 4.30%  (2022 – 4.37%).

Amounts recognized in the consolidated statements of profit or loss and comprehensive income or loss  relating to lease liabilities are as follow:

|  | 2023 | 2022 |
| --- | --- | --- |
|  | $ | $ |
| Interest expense on lease liabilities | 659 | 573 |
| Foreign exchange loss (gain) | 151 | (560) |
|  | 810 | 13 |

## 13. Share capital

The Company has authorized the following classes of share capital:

▪    Multiple Voting shares – unlimited number without par value - voting rights at 10 votes per share, entitled to receive dividends on a share-for-share basis from time to time as approved by the board, and convertible on a share-for-share basis into subordinate voting share

▪    Subordinate Voting shares – unlimited number without par value - voting rights at 1 vote per share, entitled to receive dividends on a share-for-share basis from time to time as approved by the board, non-convertible into any other class of shares

▪    Preferred shares – unlimited number without par value - non-voting, entitled to preference over Subordinate Voting Shares, Multiple Voting Shares and any other shares with respect to payment of dividends and distribution of assets

# Nuvei Corporation

## Notes to Consolidated Financial Statements
**December 31, 2023 and 2022**

(in thousands of US dollars, except for share and per share amounts)

The Company had the following share capital transactions:

2023

On March 20, 2023, the Board approved a normal-course issuer bid ("NCIB") to purchase for cancellation a maximum of 5,556,604 Subordinate Voting Shares, representing approximately 10% of the Company's "public float" (as defined in the TSX Manual) of Subordinate Voting Shares as at March 8, 2023. The Company is authorized to make purchases under the NCIB during the period from March 22, 2023 to March 21, 2024 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. During the year ended December 31, 2023, the Company repurchased and cancelled 1,350,000 Subordinate Voting Shares for a total consideration, including transaction costs, of $56,042.

The Company also issued 1,252,112 Subordinate Voting Shares for a cash consideration of $8,167 during the year ended December 31, 2023 following the exercise of stock options and the settlement of Restricted Share Units ("RSUs").

During the year ended December 31, 2023 the Board of Directors declared total cash dividends of $0.20 per subordinate voting share and multiple voting share.

On March 5, 2024, the Board of Directors approved and declared a regular cash dividend of $0.10 per subordinate voting share and multiple voting share payable on April 4, 2024 to shareholders of record on March 19, 2024.

2022

On March 7, 2022, the Board approved a NCIB to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company's "public float" (as defined in the TSX Manual) of Subordinate Voting Shares as at February 28, 2022. The Company was authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. During the year ended December 31, 2022, the Company repurchased and cancelled 3,660,743 Subordinate Voting Shares for a total consideration, including transaction costs, of $166,609.

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

| | 2023 | | 2022 | |
|---|---|---|---|---|
| | Quantity Shares | alue $ | Quantity Shares | alue $ |
| **Company's share capital** | | | | |
| **Subordinate oting Shares** | | | | |
| Balance – Beginning of year | 63,461,608 | 1,571,801 | 66,929,432 | 1,656,314 |
| Exercise of equity-settled share-based payments | 1,252,112 | 30,520 | 192,919 | 6,061 |
| Share repurchase under NCIB | (1,350,000) | (33,378) | (3,660,743) | (90,574) |
| Balance – End of year | 63,363,720 | 1,568,943 | 63,461,608 | 1,571,801 |
| | | | | |
| **Multiple oting Shares** | | | | |
| Balance – Beginning and end of year | 76,064,619 | 400,791 | 76,064,619 | 400,791 |
| | | | | |
| **Total** | 139,428,339 | 1,969,734 | 139,526,227 | 1,972,592 |

### Share repurchase liability

In March 2023 and March 2022, the Company entered into an automatic share purchase plan ("ASPP") with a third-party broker for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker was authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price and other limitations imposed by the Company and subject to rules and policies of the TSX and the Nasdaq and applicable securities laws, such as daily purchase restrictions. The Company recognized a share repurchase liability on those dates. The fair value of the share repurchase liability was determined using the Company's quoted share price.

| | 2023 $ | 2022 $ |
|---|---|---|
| Balance - Beginning of year | — | — |
| Initial fair value of share repurchase liability | 55,471 | 43,923 |
| Shares repurchased under the ASPP | (56,042) | (36,774) |
| Change in fair value of share repurchase liability | 571 | (5,710) |
| Other | — | (1,439) |
| Balance - end of year | — | — |

# Nuvei Corporation

## Notes to Consolidated Financial Statements
**December 31, 2023 and 2022**

(in thousands of US dollars, except for share and per share amounts)

## 14. Revenue and expenses by nature

|  | 2023 | 2022 |
|---|---:|---:|
|  | $ | $ |
| **Revenue** | | |
| Merchant transaction and processing services revenue | 1,177,881 | 835,093 |
| Other revenue | 8,892 | 8,230 |
| Interest revenue | 3,120 | — |
|  | 1,189,893 | 843,323 |
| | | |
| **Cost of revenue** | | |
| Processing cost | 218,063 | 166,995 |
| Cost of goods sold | 4,843 | 4,430 |
|  | 222,906 | 171,425 |
| | | |
| **Selling, general and administrative expenses** | | |
| Commissions | 221,720 | 113,287 |
| Employee compensation | 204,479 | 155,359 |
| Share-based payments | 134,609 | 139,103 |
| Depreciation and amortization | 136,423 | 101,492 |
| Professional fees | 56,079 | 32,387 |
| Transaction losses (recovery) | 7,928 | (143) |
| Contingent consideration adjustment | — | (992) |
| Other | 88,852 | 50,473 |
|  | 850,090 | 590,966 |

(in thousands of US dollars, except for share and per share amounts)

## 15. Net finance cost

|  | 2023 | 2022 |
|---|---:|---:|
|  | $ | $ |
| **Finance income** | | |
| Interest on advances to third parties and interest income | (9,283) | (13,694) |
| | | |
| **Finance cost** | | |
| Interest on loans and borrowings (excluding lease liabilities) | 103,278 | 26,186 |
| Change in fair value of share repurchase liability | 571 | (5,710) |
| Interest expense on lease liabilities | 659 | 573 |
| Other interest expense | 1,732 | 1,792 |
| Accelerated amortization of deferred financing fees | 15,094 | — |
| | 121,334 | 22,841 |
| | | |
| **Net finance cost** | 112,051 | 9,147 |

## 16. Share-based payment arrangements

In connection with the TSX listing, on September 22, 2020, the Company closed new participation in its long-term incentive stock plan (the "Legacy Option Plan") to directors, officers, employees and consultants. In its place, a new long-term incentive plan (the "Omnibus Incentive Plan") was authorized.

**Omnibus Incentive Plan**

The Omnibus Incentive Plan permits the Company to grant awards of options, RSUs, PSUs and DSUs to eligible participants.

Vested RSUs, PSUs and DSUs will be settled by the issuance of shares at the settlement date. Stock options vest over a period of up to five years after being granted. DSUs vest immediately as they are granted for past services and settle on a deferred basis.  RSUs and PSUs vest over a period of up to three years.

**Paya Equity Plan**

In connection with the Paya acquisition, the Company assumed the Paya Holdings Inc. Omnibus Incentive Plan, as amended (the "Paya Equity Plan"), and RSUs and stock options outstanding immediately prior to the Paya acquisition. Those outstanding RSUs and stock options were converted and replaced by 909,735 RSUs and 414,606 stock to be settled with Subordinate Voting Shares. Under the Paya equity plan, 1,324,341 Subordinate Voting Shares of the Company are reserved for issuance and issuable upon the exercise or settlement of such awards. RSU holders are eligible to receive dividends in cash, payable upon settlement if all vesting conditions are met. The Company cannot grant further awards under the Paya Equity Plan.

(in thousands of US dollars, except for share and per share amounts)

The portion of the replacement awards at the acquisition date relating to services rendered up to the acquisition date, representing an amount of $9,826 was included as part of the consideration transferred (note 4). At the acquisition date, the portion of the replacement awards' fair value relating to services to be rendered in the future was $11,937 and will be recognized as compensation expense over the remaining vesting period.

### Legacy Option Plan

In 2017, the Company authorized the Legacy Option Plan which provided for the grant of stock options to directors, officers, employees and consultants. All stock options are to be settled by the delivery of shares. The shares subject to the Legacy Option Plan are exercisable for Subordinate Voting Shares. Under the Legacy Option Plan, the Company authorized for issuance the maximum of 11,704,100 stock options.

The stock options expire 10 years after the date of grant and are subject to possible earlier exercise and termination under certain circumstances. Under the Legacy Option Plan unless otherwise decided by the Company, stock options vest in equal installments over five years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods.

### Dividend

RSU, PSU and DSU holders are eligible to receive dividend equivalents in the form of additional RSUs, PSUs or DSUs with the same vesting conditions as the underlying awards.

### Share-based payments continuity

The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the years ended December 31, 2023 and 2022:

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

| | Restricted share units | Performance share units | Deferred share units | Stock options Quantity | Weighted average exercise price $ |
|---|---|---|---|---|---|
| Outstanding, beginning of year 2022 | 972,097 | 1,395,169 | 10,371 | 8,847,218 | 55.87 |
| Forfeited | (53,947) | — | — | (194,517) | 53.96 |
| Granted | 3,067,155 | 383,262 | 38,225 | 41,845 | 37.97 |
| Exercised | (92,662) | — | — | (100,257) | 20.69 |
| Outstanding, end of year 2022 | 3,892,643 | 1,778,431 | 48,596 | 8,594,289 | 56.24 |
| Forfeited | (375,233) | (454,132) | — | (190,687) | 70.28 |
| Replacement awards in a business combination | 909,735 | — | — | 414,606 | 19.71 |
| Granted | 3,410,312 | — | 64,425 | 49,068 | 28.75 |
| Dividend equivalents | 52,081 | 8,604 | 814 | — | — |
| Exercised | (532,259) | — | — | (719,853) | 11.28 |
| Outstanding, end of year 2023 | 7,357,279 | 1,332,903 | 113,835 | 8,147,423 | 57.86 |
| | | | | | |
| Exercisable, end of year 2022 | 241,732 | 141,122 | 48,596 | 3,762,900 | 22.30 |
| Exercisable, end of year 2023 | 1,289,637 | 142,565 | 113,835 | 4,180,568 | 28.51 |
| | | | | | |
| Granted - Weighted average grant date fair value[1] 2022 | $38.45 | $49.76 | $30.79 | $7.01 | — |
| Granted - weighted average grant date fair value[1] 2023 | $22.15 | $19.62 | $24.41 | $18.15 | — |

[1] Granted - weighted average grant date fair value includes units granted and replacement awards in a business combination.

(in thousands of US dollars, except for share and per share amounts)

The fair value of stock options granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

|  | 2023 | 2022 |
| --- | --- | --- |
| Share price | $31.49 | $37.97 |
| Exercise price | $19.71 | $37.97 |
| Risk-free interest rate | 4.00% | 2.98% |
| Expected volatility | 35.5% | 41.3% |
| Dividend yield | — | — |
| Expected term | 6.0 years | 1.1 years |

The risk-free interest rate is based on the yield of a zero coupon US government security with a maturity equal to the expected life of the option from the date of the grant. Expected volatility is determined using the limited historical volatility of the Company's stock since its TSX and Nasdaq listing as well as the volatility of peer companies in the same industry over the expected term of the options granted. For the year ended December 31, 2023, the Company used an expected dividend yield of zero in the option-pricing model. In the third quarter of 2023, the Company started paying quarterly dividends. Since then, no stock options have been granted.

The PSUs, RSUs and DSUs grant date fair value was determined by using the quoted share price on the date of issuance. During the year ended December 31, 2022, 383,262 PSUs awarded included performance conditions and the right to these units will vest upon meeting the related performance criteria. These units had a maximum payout of 200% and could result in an additional 383,262 shares being issued. The performance conditions were not met and the units were forfeited in the year ended December 31, 2023.

**Stock options outstanding by exercise price**

The following table summarizes information about stock options outstanding and exercisable as at December 31, 2023:

(in thousands of US dollars, except for share and per share amounts)

| Exercise price $ | Options outstanding | | Options exercisable | |
|---|---|---|---|---|
| | Number of options | Weighted average remaining contractual term (in years) | Number of options | Weighted average remaining term (in years) |
| 2.80 | 836,314 | 4.2 | 836,314 | 4.2 |
| 3.42 – 4.00 | 720,597 | 4.7 | 720,597 | 4.7 |
| 4.70 – 6.30 | 43,699 | 5.1 | 43,699 | 5.1 |
| 11.51 – 17.22 | 552,026 | 6.1 | 376,529 | 6.1 |
| 17.99 – 37.51 | 2,350,983 | 6.9 | 1,230,029 | 6.8 |
| 47.21 – 78.58 | 711,251 | 5.6 | 610,181 | 5.3 |
| 104.53 – 127.33 | 2,932,553 | 7.8 | 363,219 | 7.7 |
| | 8,147,423 | 6.6 | 4,180,568 | 5.7 |

Of the stock options outstanding as at December 31, 2023, a total of 4,361,589 (2022 - 4,368,267) are held by key management personnel.

## 17. Income taxes

Variations of income tax expense (recovery) from the basic Canadian federal and provincial combined income tax rates applicable to income before income taxes are as follows:

| | 2023 | | 2022 | |
|---|---|---|---|---|
| | $ | % | $ | % |
| Income before income taxes | **14,947** | | **87,537** | |
| Statutory income tax rate | | 26.5 | | 26.5 |
| Income tax expense at statutory income tax rate | 3,961 | | 23,197 | |
| | | | | |
| Changes resulting from: | | | | |
| Permanent difference items | (3,974) | | 2,564 | |
| Foreign income tax rate differences | (23,692) | | (22,071) | |
| Adjustments in respect of prior year | 426 | | (2,385) | |
| Change in unrecognized deductible (taxable) temporary differences | 14,675 | | (2,600) | |
| Share-based payments | 23,259 | | 26,984 | |
| Other | 988 | | (107) | |
| Total income tax expense | 15,643 | | 25,582 | |

(in thousands of US dollars, except for share and per share amounts)

The details of income tax expense (recovery) are as follows:

|  | 2023 | 2022 |
| --- | ---: | ---: |
|  | $ | $ |
| **Income tax expense (recovery)** | | |
| Current | 43,591 | 38,527 |
| Deferred | (27,948) | (12,945) |
|  | 15,643 | 25,582 |

The components of current income tax expense are as follows:

|  | 2023 | 2022 |
| --- | ---: | ---: |
|  | $ | $ |
| **Current income tax expense** | | |
| Current | 43,391 | 38,139 |
| Adjustment of prior year income tax expense | 200 | 388 |
|  | 43,591 | 38,527 |

The components of deferred income tax recovery are as follows:

|  | 2023 | 2022 |
| --- | ---: | ---: |
|  | $ | $ |
| **Deferred income tax recovery** | | |
| Origination and reversal of temporary differences | (42,849) | (7,571) |
| Change in unrecognized deductible (taxable) temporary differences | 14,675 | (2,600) |
| Adjustment of prior year income tax expense (recovery) | 226 | (2,774) |
|  | (27,948) | (12,945) |

The details of changes of deferred income taxes are as follows for the year ended December 31, 2023:

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

| | Deferred tax assets (liabilities) as at December 31, 2022 | Recogni ed in net loss | Business combinations | Equity | Foreign currency exchange differences | Deferred tax assets (liabilities) as at December 31, 2023 |
|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ |
| **Deferred tax assets** | | | | | | |
| Share-based payments | 3,128 | 5,551 | 1,027 | (748) | 55 | 9,013 |
| Net operating tax losses carried forward | 6,432 | (4,996) | 6,863 | — | (2,468) | 5,831 |
| Intangible assets | 6,460 | (6,460) | — | — | — | — |
| Accrued liabilities | 3,830 | 3,358 | 1,399 | — | (1,519) | 7,068 |
| Other | — | 17,079 | 2,955 | — | 3,610 | 23,644 |
| **Total deferred tax assets** | 19,850 | 14,532 | 12,244 | (748) | (322) | 45,556 |
| | | | | | | |
| **Deferred tax liabilities** | | | | | | |
| Intangible assets | (62,535) | 12,758 | (142,620) | — | 827 | (191,570) |
| Other | (661) | 661 | — | — | — | — |
| Property and equipment | (413) | (21) | (1,134) | — | (1) | (1,569) |
| Deferred costs | (773) | 18 | — | — | 753 | (2) |
| **Total deferred tax liabilities** | (64,382) | 13,416 | (143,754) | — | 1,579 | (193,141) |
| **Total net deferred tax assets (liabilities)** | (44,532) | 27,948 | (131,510) | (748) | 1,257 | (147,585) |

(in thousands of US dollars, except for share and per share amounts)

The details of changes of deferred income taxes are as follows for the year ended December 31, 2022:

| | Deferred tax assets (liabilities) as at December 31, 2021 | Recogni ed in net income | Business combination | Equity | Foreign currency exchange differences | Deferred tax assets (liabilities) as at December 31, 2022 |
|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ |
| **Deferred tax assets** | | | | | | |
| Share-based payments | 4,314 | 1,798 | — | (2,887) | (97) | 3,128 |
| Net operating tax losses carried forward | 4,018 | 468 | 1,272 | 594 | 80 | 6,432 |
| Intangible assets | 3,925 | 2,526 | — | — | 9 | 6,460 |
| Accrued liabilities | 2,924 | 883 | 27 | — | (4) | 3,830 |
| Total deferred tax assets | 15,181 | 5,675 | 1,299 | (2,293) | (12) | 19,850 |
| | | | | | | |
| **Deferred tax liabilities** | | | | | | |
| Intangible assets | (70,043) | 5,728 | — | — | 1,780 | (62,535) |
| Other | (1,800) | 1,134 | — | — | 5 | (661) |
| Property and equipment | (905) | 684 | — | — | (192) | (413) |
| Deferred costs | (497) | (276) | — | — | — | (773) |
| Total deferred tax liabilities | (73,245) | 7,270 | — | — | 1,593 | (64,382) |
| Total net deferred tax assets (liabilities) | (58,064) | 12,945 | 1,299 | (2,293) | 1,581 | (44,532) |

The deferred income taxes are presented on the consolidated statements of financial position as follows:

| | 2023 | 2022 |
|---|---|---|
| | $ | $ |
| Deferred tax assets | 4,336 | 17,172 |
| Deferred tax liabilities | (151,921) | (61,704) |
| | (147,585) | (44,532) |

Unrecognized deferred income tax assets balances are as follows:

| | 2023 | 2022 |
|---|---|---|
| | $ | $ |
| Net operating tax losses carried forward | 41,838 | 24,973 |
| Unused tax credits | 2,356 | 515 |
| Deductible temporary differences, including capital losses | 22,715 | 26,312 |

(in thousands of US dollars, except for share and per share amounts)

The net operating tax losses carried forward for which no deferred income tax asset was recognized expire as follows:

| As at December 31, 2023 | Gross amount of net operating tax losses carried forward | Tax-effected | Expiry Period |
|---|---|---|---|
| | $ | $ | |
| Expire | 148,354 | 39,314 | 2031 to 2043 |
| Never expire | 14,685 | 2,524 | N/A |
| | 163,039 | 41,838 | |

| As at December 31, 2022 | Gross amount of net operating tax losses carried forward | Tax-effected | Expiry Period |
|---|---|---|---|
| | $ | $ | |
| Expire | 91,163 | 24,165 | 2031 to 2042 |
| Never expire | 4,586 | 808 | N/A |
| | 95,749 | 24,973 | |

The unused tax credits for which no deferred income tax asset was recognized expire as follows:

| As at December 31, 2023 | Unused tax credits | Expiry period |
|---|---|---|
| | $ | $ |
| Expire | 2,356 | 2031 to 2033 |
| Never expire | 0 | N/A |
| | 2,356 | |

| As at December 31, 2022 | Unused tax credits | Expiry period |
|---|---|---|
| | $ | $ |
| Expire | 515 | 2031 to 2032 |
| Never expire | 0 | N/A |
| | 515 | |

The deductible temporary differences and capital losses do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of those items because it is not probable that future taxable profit will be available in those jurisdictions against which the Company can utilize these benefits.

The Company has not recognized deferred tax liabilities for the undistributed earnings of its subsidiaries in the current or prior years since the Company does not expect to sell or repatriate funds from those investments, in which case the undistributed earnings may become taxable. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to income and/or withholding taxes.

(in thousands of US dollars, except for share and per share amounts)

**International Tax Reform "Pillar Two Model Rules (Amendments to IAS 12 Income Taxes)**

The Company falls within the scope of the OECD's Pillar Two model rules. As various jurisdictions enact domestic legislation that is generally equivalent to the Pillar Two model rules, the Company, as from January 1, 2024, may be liable to pay a top-up tax on its net income before income taxes for the difference between its effective income tax rate in a particular jurisdiction for Pillar Two purposes and a 15% minimum income tax rate.

Since domestic Pillar Two legislation is not yet effective in any jurisdiction that the Company operates in as at December 31, 2023, neither the Company nor any of its subsidiaries have a current income tax exposure that is related to the Pillar Two model rules as at that date.

On December 12, 2023, domestic Pillar Two legislation was enacted in Bulgaria, which is a main jurisdiction that Pillar Two income tax exposures may arise for the Company. The Company has subsidiaries in Bulgaria (a jurisdiction with a 10% statutory income tax rate) that have a combined effective income tax rate that is less than 15%. In addition, the Company has subsidiaries in Cyprus (a jurisdiction with a 12.5% statutory income tax rate) that also have a combined effective income tax rate that is less than 15%.

Had the substantively enacted and enacted domestic Pillar Two legislation, as at December 31, 2023, were effective for the full 2023 year, the Company estimates that the incremental top-up income tax expense could have been in the range of approximately $7 to 10 million.

This information does not reflect all the specific requirements of domestic Pillar Two legislation. Some information is not yet known, or reasonably estimable, as at the end of the year since the Company is still in the process of assessing its exposure. The Company is closely monitoring developments in the various jurisdictions in which it operates, including specific implementation details related to domestic Pillar Two legislation, in order to continue assessing the overall impact on the Company's effective income tax rate and results.

## 18. Net income (loss) per share

Diluted net income (loss) per share excludes all dilutive potential shares if their effect is anti-dilutive as well as all potential shares for which performance conditions have not yet been met as of the reporting date. For the year ended December 31, 2023 and 2022, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income (loss) per share when their effect was anti-dilutive.

|  | 2023 | 2022 |
| --- | ---: | ---: |
|  | $ | $ |
| Net income (loss) attributable to common shareholders of the Company (basic and diluted) | (7,835) | 56,732 |
| Weighted average number of common shares outstanding – basic | 139,248,530 | 141,555,788 |
| Effect of dilutive securities | — | 3,047,697 |
| Weighted average number of common shares outstanding – diluted | 139,248,530 | 144,603,485 |
| Net income (loss) per share attributable to common shareholders of the Company: |  |  |
| Basic | (0.06) | 0.40 |
| Diluted | (0.06) | 0.39 |

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

## 19. Operating segments

The Company has one reportable segment, the provision of payment technology solutions to merchants and partners.

eographic information

The Company provides payment processing services in North America, Europe, Middle East and Africa, Latin America and Asia-Pacific.

In presenting the geographic information, revenue has been based on the billing location of merchants and non-current assets were based on the geographic location of the assets.

|  | 2023 | 2022 |
| --- | ---: | ---: |
|  | $ | $ |
| **Revenue** | | |
| North America | 642,601 | 336,563 |
| Europe, Middle East and Africa | 487,802 | 465,935 |
| Latin America | 51,365 | 33,105 |
| Asia Pacific | 8,125 | 7,720 |
|  | 1,189,893 | 843,323 |

Non-current assets exclude financial assets and deferred tax assets, when applicable.

|  | 2023 | 2022 |
| --- | ---: | ---: |
|  | $ | $ |
| **Non-current assets** | | |
| Canada | 1,015,658 | 1,005,845 |
| United States | 1,672,611 | 207,948 |
| European Union | 635,885 | 625,411 |
| Rest of the world | 2,560 | 3,262 |
|  | 3,326,714 | 1,842,466 |

## 20. Financial instruments and commitments

The Company's main financial risk exposure is detailed as follows:

a)   Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company is therefore exposed to liquidity risk with respect to all of the financial liabilities recognized on the consolidated statements of financial position.

The Company manages its liquidity risk by monitoring its operating and financing requirements. The Company prepares budget and cash forecasts to ensure it has sufficient funds to fulfill its obligations.

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

The following are the contractual maturities of financial liabilities and purchase commitments, including estimated interest payments, as at December 31, 2023:

| | Carrying amount | Contractual cash flows | | | |
|---|---|---|---|---|---|
| | | Total | Less than 1 year | 1 to 5 years | More than 5 years |
| | $ | $ | $ | $ | $ |
| Trade and other payables (excluding sales tax) | 172,120 | 172,120 | 172,120 | — | — |
| Due to merchants | 1,455,376 | 1,455,376 | 1,455,376 | — | — |
| Credit facility | 1,248,270 | 2,029,633 | 128,042 | 604,105 | 1,297,486 |
| Lease liabilities | 12,274 | 13,032 | 4,859 | 6,897 | 1,276 |
| Other liabilities [a] | 18,233 | 17,750 | 7,586 | 10,164 | — |
| Contractual commitments | N/A | 75,000 | 6,833 | 48,730 | 19,437 |
| | 2,906,273 | 3,762,911 | 1,774,816 | 669,896 | 1,318,199 |
| Segregated funds | (1,455,376) | (1,455,376) | (1,455,376) | — | — |
| | 1,450,897 | 2,307,535 | 319,440 | 669,896 | 1,318,199 |

(a) Other liabilities includes deferred revenue which will not require contractual cash flows.

As at December 31, 2023, the Company had $170,435 of cash and an unused revolving credit facility of $800,000.

### Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company's cash, segregated funds, trade and other receivables, other current assets and processor deposits. The carrying amounts of these financial assets represent the maximum credit exposure.

### Trade receivables

The Company provides credit to its customers in the normal course of business. The Company evaluates the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. The Company's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. The Company does not have material provisions on trade receivables recognized on the consolidated statements of financial position as at December 31, 2023 and 2022.

### Cash and Segregated Funds

The credit risk related to financial institutions that hold cash and cash equivalents and segregated funds is managed as the Company seeks to maintain funds with highly-rated financial institutions and to maintain a diversified group of financial institutions.

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

b)  Market risks

Market risk is the risk that the Company will incur losses arising from adverse changes in underlying market factors, including interest and foreign currency exchange rates.

Foreign currency ris

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the US dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results.

Approximately 46% of the Company's revenues and 36% of its expenses are in currencies other than the US dollar. The Company has not entered into arrangements to hedge its foreign currency risk. There is no other currency other than the US dollar that represents more than 10% of the Company's revenues.

The following table provides an indication of the Company's significant foreign exchange currency exposures as stated in US dollars at the following dates:

|  | CAD | EUR | MXN | ILS | Other | Total |
|---|---|---|---|---|---|---|
|  | $ | $ | $ | $ | $ | $ |
| **December 31, 2023** | | | | | | |
| Cash | 2,106 | 19,525 | 15,532 | 3,311 | 17,512 | 57,986 |
| Trade and other receivables | 19,819 | 3,954 | 1,618 | 425 | 5,837 | 31,653 |
| Trade and other payables | (20,958) | (24,435) | (26,487) | (12,548) | (9,802) | (94,230) |
| Lease liabilities | — | (1,511) | — | (918) | (1,234) | (3,663) |
| Net financial position exposure | 967 | (2,467) | (9,337) | (9,730) | 12,313 | (8,254) |
|  | | | | | | |
| **December 31, 2022** | | | | | | |
| Net financial position exposure | (790) | 18,720 | — | (12,632) | 12,469 | 17,767 |

A 10% strengthening of the above currencies against the US dollar would have affected the measurement of financial instruments denominated in these currencies and affected equity and net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

|  | CAD | EUR | MXN | ILS | Other | Total |
|---|---|---|---|---|---|---|
|  | $ | $ | $ | $ | $ | $ |
| **2023** | | | | | | |
| Increase (decrease) on equity and net loss | 97 | (247) | (934) | (973) | 1,231 | (826) |
|  | | | | | | |
| **2022** | | | | | | |
| Increase (decrease) on equity and net income | (79) | 1,872 | — | (1,263) | 1,247 | 1,777 |

(in thousands of US dollars, except for share and per share amounts)

A 10% weakening of the foreign currencies against the US dollar would have an equal but opposite effect.

Interest rate ris

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company's exposure to interest rate risk as at December 31, 2023 and 2022 is as follows:

| | |
|---|---|
| Cash and cash equivalents | Variable interest rate |
| Segregated funds | Variable interest rate |
| Loan receivable | Fixed interest rate |
| Derivative financial asset and financial liability - Interest rate swap | Note 21 |
| Loans and borrowings | Note 12 |

The Company does not account for any fixed interest rate financial assets or financial liabilities at FVTPL.

All other loans and borrowings bear interest at floating rates, and the Company is therefore exposed to the cash flow risk resulting from interest rate fluctuations. This risk is partially offset by the Company's cash balance which also bears interest at floating rates. In September 2023, the Company also entered into an interest rate swap agreement to hedge a portion of its future variable interest payments.

Based on currently outstanding loans and borrowings at floating rates, cash equivalents and interest rate swap, an increase of 100 basis points in interest rates at the reporting date would have resulted in an increase of $9,750 in net loss in 2023 (2022 – increase in net income of $1,073). A decrease of 100 basis points in 2023 would have resulted in an increase of $9,750 in net income in 2023 (2022 – decrease in net income of $1,073). This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant.

## 21. Determination of fair values

Certain of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.

Financial assets and financial liabilities

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

• Level 1: defined as observable inputs such as quoted prices in active markets.

• Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

• Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Company has determined that, excluding the derivative financial instrument, the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.

As at December 31, 2023 and December 31, 2022, financial instruments measured at fair value in the Consolidated Financial Statements of financial position were as follows:

| | Notes | Fair value hierarchy | 2023 $ | 2022 $ |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments measured at fair value through profit or loss | | Level 1 | 1,255 | 1,002 |
| Derivative financial asset - Interest rate swap | | Level 2 | 677 | — |
| Investments measured at fair value through profit or loss | | Level 3 | 2,444 | 2,148 |
| Investment in equity instrument designated at fair value through other comprehensive income | | Level 3 | 25,862 | — |
| Advances to a third party independent sales organization | | Level 3 | — | 2,154 |
| | | | | |
| Liabilities | | | | |
| Derivative financial liability - Interest rate swap | | Level 2 | 7,780 | — |

Interest rate swap

In September 2023, the Company entered into an interest rate swap agreement with a notional amount of $300,000 and a fixed interest rate of 4.67% maturing September 30, 2026 to hedge a portion of its future variable interest payments. This derivative is carried at fair value and is presented in other current assets and liabilities and other non-current liabilities in the consolidated statements of financial position.

Fair value of the interest rate swap is calculated as the present value of the estimated future cash flows. Estimated future cash flows are discounted using a yield curve which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps.

(in thousands of US dollars, except for share and per share amounts)

evel 3 fair value measurement items

The following table presents the changes in level 3 items for the years ended December 31, 2023 and 2022:

| | Advances to a third party independent sales organi ation | Investments measured at fair value through profit or loss | LPP put option liability | Contingent considerations | Investment measured at fair value through other comprehensive income |
|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ |
| Balance as at December 31, 2021 | 16,616 | 1,148 | 531 | 3,004 | — |
| Settlement | — | — | — | (2,012) | — |
| Acquisition | — | 1,000 | — | — | |
| Merchant residuals received, net of interest on advances to a third parties | (1,495) | — | — | — | — |
| Settlement of advances to a third party | (12,967) | — | — | — | — |
| Fair value remeasurement | — | — | (531) | (992) | — |
| Balance as at December 31, 2022 | 2,154 | 2,148 | — | — | — |
| Acquisition | — | 1,270 | — | — | 25,000 |
| Merchant residuals received, net of interest on advances to a third parties | (108) | — | — | — | — |
| Settlement of advances to a third party | (2,046) | — | — | — | — |
| Effect of movements in exchange rates | — | — | — | — | 862 |
| Fair value remeasurement | — | (974) | — | — | — |
| Balance as at December 31, 2023 | — | 2,444 | — | — | 25,862 |

Fair value remeasurement of level 3 instruments is recognized in selling, general and administrative expenses. Investments measured at fair value through profit and loss and through other comprehensive income are recognized on the statement of financial position in other non-current assets. Below are the assumptions and valuation methods used in the level 3 fair value measurements:

• On March 15, 2023, the Company acquired an equity interest in a private company for a total cash consideration of $25,000. The company designated this equity investment at fair value through other comprehensive income. The fair value is estimated using a market approach, which is the revenue multiple.

• As at December 31, 2023, the fair value of the contingent consideration for the Mazooma acquisition is nil (nil for December 2022). The fair value of the contingent consideration is determined using a formula specified in the purchase agreement. The main assumption is the forecast of financial performance. The maximum contingent consideration that could be paid if the future financial targets are met is $331,658 thousands Canadian dollars ($250,365).

# Nuvei Corporation

## Notes to Consolidated Financial Statements
### December 31, 2023 and 2022

(in thousands of US dollars, except for share and per share amounts)

LPP put option liability

On February 4, 2022, the Company received a put option exercise notice from the LPP NCI unit holders which obligated the Company to purchase the remaining 40% interest in LPP at fair market value. On April 7, 2022, the Company completed the purchase of the remaining 40% interest in LPP for a cash consideration of $39,751.

## 22. Related party transactions

Transactions with  ey management personnel

Key management personnel compensation comprises the following:

|  | 2023 | 2022 |
|---|---|---|
|  | $ | $ |
| Salaries and short-term employee benefits | 8,733 | 6,007 |
| Share-based payments | 71,730 | 71,286 |
|  | 80,463 | 77,293 |

Other related party transactions

|  |  | Transaction value | | Balance outstanding December 31, | |
|---|---|---|---|---|---|
|  |  | 2023 | 2022 | 2023 | 2022 |
|  |  | $ | $ | $ | $ |
| Expenses – Travel | (i) | 1,976 | 1,139 | 745 | 137 |

(i)  In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.

## 23. Supplementary cash flow disclosure

|  | 2023 | 2022 |
|---|---|---|
|  | $ | $ |
| Changes in non-cash working capital items: | | |
| Trade and other receivables | (25,085) | (19,714) |
| Inventory | (746) | (840) |
| Prepaid expenses | (1,180) | (3,771) |
| Contract assets | (1,263) | (1,769) |
| Trade and other payables | 15,432 | 24,266 |
| Other current and non-current liabilities | 428 | (9,053) |
|  | (12,414) | (10,881) |

# Nuvei Corporation

Notes to Consolidated Financial Statements
**December 31, 2023 and 2022**

(in thousands of US dollars, except for share and per share amounts)

## 24. Capital disclosures

The Company's objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the Company's credit facilities.

The Company's capital is composed of net debt and shareholders' equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company's use of capital is to finance working capital requirements, capital expenditures and business acquisitions. The Company funds those requirements out of its internally generated cash flows and funds drawn from its long-term credit facilities.

The primary measure used by the Company to monitor its financial leverage is its total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement. Under its Amended and restated credit facilities (note 12), the Company must maintain a total leverage ratio of less than or equal to 5.00 : 1.00 on December 31, 2023 and until March 31, 2025. As at December 31, 2023, the Company was in compliance with this requirement.

In order to maintain or adjust its capital structure, the Company may enter into or repay loans and borrowings, issue or repurchase shares, adjust dividends paid to shareholders or undertake other activities as deemed appropriate in specific circumstances.

## 25. Contingencies

From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company's Consolidated Financial Statements.

## 26. Subsequent event

On January 5, 2024, the Company acquired 100% of the shares of Till Payments, an independent software vendors ("ISV") focused payment technology company headquartered in Sydney, Australia, for a total consideration of $36,905, comprised of $30,000 in cash and $6,905 of a loan receivable that was considered part of the consideration transferred. Due to the limited period of time between the closing date of the acquisition of Till Payments and the filing of the Company's consolidated financial statements for the year ended December 31, 2023, it was impracticable to provide certain required disclosures for business acquisitions, including the preliminary purchase price allocation.

# INVESTORS INFORMATION

**COMMON STOCK**

Nuvei Corporation's subordinate voting shares are traded on the Toronto Stock Exchange (TSX) and the Nasdaq under the symbol "NVEI".

**INVESTOR RELATIONS**

Quarterly and annual reports and other documents are available at https://investors.nuvei.com

**LEGAL COUNSEL**

Stikeman Elliott LLP
Montréal, Québec

**TRANSFER AGENT AND REGISTRAR**

TSX Trust Company
1190 Av. des Canadiens-de-Montréal, Ste. 1701
Montréal, QC, H3B 0M7
https://www.tsxtrust.com/

**2024 ANNUAL MEETING**

The Annual Shareholders Meeting will be held at 10 a.m. ET, Friday, May 24, 2024

**AUDITORS**

PricewaterhouseCoopers LLP,
Chartered Professional Accountants
Montréal, Québec

**CORPORATE GOVERNANCE**

The documents pertaining to corporate governance practices may be accessed either from Nuvei's website https://investors.nuvei.com or by request to the Corporate Secretary.

# BOARD OF DIRECTORS & COMMITTEE COMPOSITION

| | BOARD OF DIRECTORS | AUDIT COMMITTEE | CORPORATE GOVERNANCE AND NOMINATING COMMITTEE | HUMAN RESOURCES AND COMPENSATION COMMITTEE |
|---|---|---|---|---|
| **PHILIP FAYER** <br> Chair of the Board <br> and Chief Executive Officer | ● (chair) | | | |
| **TIM DENT** | ● | ● (chair) | | ● |
| **MAREN LAU** | ● | | ● | ● |
| **DAVID LEWIN** | ● | | ● | ● (chair) |
| **DANIELA MIELKE** | ● | ● | ● (chair) | ● |
| **CORETHA RUSHING** | ● | | | |
| **PASCAL TREMBLAY** | ● | | | |
| **SAMIR ZABANEH** | ● | ● | | |

- ● **CHAIR**
- ● **MEMBER**

## VERSION FRANÇAISE

Pour obtenir la version française du rapport financier, s'adresser à IR@nuvei.com.



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